NO ACT

PE
1-3-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08040743

Received SEC

FEB 29 2008

Washington, DC 20549

February 29, 2008

Christopher A. Butner
Assistant Secretary and Counsel
Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/29/2008

Re: Chevron Corporation
Incoming letter dated January 3, 2008

Dear Mr. Butner:

This is in response to your letters dated January 3, 2008 and January 31, 2008 concerning the shareholder proposal submitted to Chevron by Mary Ann Pattengale. We also have received a letter on the proponent's behalf dated January 18, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Daniel Kinburn
General Counsel
Physicians Committee for Responsible Medicine
5100 Wisconsin Avenue NW, Suite 400
Washington, DC 20016

Chevron

Christopher A. Butner
Asst. Secretary,
Corporate Governance
Legal

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583
Tel: 925-842-2796
Fax: 925-842-2846
Email: cbutner@chevron.com

January 31, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Excluding a Stockholder Proposal Concerning Animal Welfare Policy from Chevron Corporation's 2008 Proxy Materials

Dear Sir or Madam:

We refer you to our letter, dated January 3, 2008, requesting that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action if Chevron Corporation excludes from its 2008 definitive proxy materials a stockholder proposal (the "2008 Proposal") submitted by the Physicians Committee for Responsible Medicine, which, although not a stockholder, submitted the proposal on behalf of its member, Mary Ann Pattengale, who is a stockholder (together, the "Proponent").

In our original no-action letter request, we indicated that Chevron may exclude the 2008 Proposal from its definitive proxy materials under Rule 14a-8(i)(12)(iii) (resubmissions) because there is no substantive difference between the 2008 Proposal and its predecessor proposals, the last of which received only 7.3 percent of the votes cast. Chevron included a proposal substantially similar to the 2008 Proposal in its 2007, 2006 and 2005 definitive proxy materials. For ease of reference, we have attached to this letter as **Exhibit A** the same chart appearing in our original no-action letter request, which sets forth the text of the resolution of each of the 2008, 2007, 2006 and 2005 Proposals.

We have received a copy of the Proponent's correspondence to the Staff, dated January 18, 2008 (the "Proponent's Letter"). A copy is attached to this letter as **Exhibit B**. The Proponent makes various arguments as to why the Staff should deny Chevron's no-action request. We respectfully offer the following in response to the Proponent's arguments and renew our request that the Staff confirm that it will not recommend any enforcement action if Chevron excludes the 2008 Proposal from its 2008 definitive proxy materials pursuant to Rule 14a-8(i)(12)(iii) (resubmissions) and excludes similar proposals with respect to any meeting held within three calendar years of Chevron's 2007 annual meeting.

First, we direct the Staff's attention to the fact that nowhere in the Proponent's Letter does Proponent argue that the 2008, 2007 and 2006 proposals are different in any substantive way. (*Proponent's Letter, page 1 at para. 2; page 4 at para. 3; page 5 at para. 2*). Therefore, the excludability of the 2008 Proposal rests on whether Chevron's 2008 and 2005 Proposal "deal with substantially the same subject matter."

Second, the Staff has already determined that Chevron's 2008 and 2005 Proposals "deal with substantially the same subject matter." In our original no-action letter request we cited to (and attached) each of *Merck & Co., Inc.* (available Dec. 15, 2006) ("*Merck*"); *Barr Pharmaceuticals, Inc.* (available Sept. 25, 2006) ("*Barr*"), and *Abbott Laboratories* (available Feb. 28, 2006) ("*Abbott*"). In these letters, the Staff concurred that the subject company could exclude a proposal nearly identical to Chevron's 2008 Proposal because the proposal dealt with "substantially the same subject matter" as a previous proposal also nearly identical to Chevron's 2005 Proposal. Although the Proponent argues that the Staff's decision in *Barr* is an aberration (*Proponent's Letter, page 4 at para 2*), which we address below, the Proponent makes no attempt to demonstrate why *Merck* and *Abbott Laboratories* are likewise inapplicable to Chevron's no-action letter request. For the Staff's convenience we have attached as **Exhibit C** to this letter a side-by-side comparison of Chevron's 2008, 2007, 2006 and 2005 Proposals and the proposals at issue in *Merck, Barr* and *Abbott.*

Third, the Staff has already implicitly rejected the arguments the Proponent advances in favor of denying Chevron's no-action letter request. In each of *Merck, Barr* and *Abbott*, the proponent submitted to the Staff a lengthy rebuttal to the subject company's no-action letter request and made the same or similar arguments as Proponent does now. Nevertheless, the Staff concurred that each company could exclude the proposal pursuant to Rule 14a-8(i)(12).

Fourth, consistency ought to be the hallmark of the Staff's consideration of requests for no-action relief. The Proponent's only basis for asserting that *Barr* is "a departure from earlier Staff conclusions" is *Bristol-Myers Squibb Co.* (available Mar. 7, 1991) (proposal dealing with live animal testing) and a handful of pre-1988 no-action letters not at all related to animal welfare or testing (also cited by the proponent in each of *Merck, Barr* and *Abbott.*) (*Proponent's Letter at page 2-3*). Indeed, *Abbott* was issued before *Barr,* and together *Merck, Barr* and *Abbott* represent the Staff's current and consistently established views on whether Chevron's 2008 and 2005 Proposals are substantially similar.

Fifth, as respecting animal welfare and testing proposals, it should not make any difference what industry a company belongs to. In an apparent attempt to distinguish Chevron's request for no-action relief from those in *Merck, Barr* and *Abbott*, the Proponent argues that "whether the proposals are substantially similar should depend in part on the types of business and its respective industry." (*Proponent's Letter at page 2, para. 1*). This is a distinction without a difference. The issue at hand is animal welfare, more specifically animal testing. It makes no discernable difference whether the animal testing is conducted by an energy company, a pharmaceutical company or a general consumer goods company. The purpose of any of the proposals was and is the same.

Finally, we answer the Proponent's allegation that Chevron is being "disingenuous" by waiting until this year to challenge the proposal in its present form. (*Proponent's Letter at page 1, para. 2; page 6 at para. 2*). The reason for this allegedly "curious" turn of events ought to be perfectly clear: it wasn't until last year that the proposal failed to receive the level of support required to withstand challenge under Rule 14a-8(i)(12). As noted in our original no-action letter request and **Exhibit A** to this letter, the 2007 Proposal received only 7.3 percent of the votes cast.

Accordingly, and in view of the above, we respectfully renew our request that the Staff confirm that it will not recommend any enforcement action if Chevron excludes the 2008 Proposal from its definitive proxy materials pursuant to Rule 14a-8(i)(12)(iii) (resubmissions) and excludes similar proposals with respect to any meeting held within three calendar years of Chevron's 2007 annual meeting.

If the Staff has any questions with respect to the foregoing, please contact me at 925-842-2796 or Rick E. Hansen at 925-842-2778. We may also be reached by facsimile at 925-842-2846 and would appreciate it if you would send your response to us by facsimile to that number. The Proponent's representative, Daniel Kinburn, can be reached by facsimile at 202-686-2216. We are concurrently providing Mr. Kinburn with a copy of this letter via email and overnight mail.

Sincerely yours,

Christopher A. Butner
Assistant Secretary and Counsel

Enclosures

cc Lydia I. Beebe
Charles A. James

EXHIBIT A

Proxy Materials	Proposal	Vote in Favor*
2008—(the "2008 Proposal")	"RESOLVED, that the Board adopt and post an Animal Welfare Policy online which addresses the Company's commitment to (a) reducing, refining and replacing its use of animals in research and testing, and (b) providing for the social and behavioral needs of those animals used in such research and testing, both by the Company itself and all independently retained laboratories."	--
2007—(the "2007 Proposal")	"RESOLVED, that the Board adopt and post an Animal Welfare Policy online which addresses the Company's commitment to (a) reducing, refining and replacing its use of animals in research and testing, and (b) providing for the social and behavioral needs of those animals used in such research and testing, both by the Company itself and by all independently retained laboratories. Further, the shareholders request that the Board issue a report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of enrichment measures."	7.3%
2006—(the "2006 Proposal")	"BE IT RESOLVED, that the shareholders request that the Board adopt and post an Animal Welfare Policy online which addresses the Company's commitment to (a) reducing, refining and replacing its use of animals in research and testing, and (b) ensuring superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures."	6.4%
2005—(the "2005 Proposal")	"NOW THEREFORE BE IT RESOLVED, that the shareholders request that the Board: (1) commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity; (2) confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods; and (3) petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries."	3.4%

* "Vote in Favor" has been calculated in accordance with the Staff's guidance contained in Staff Legal Bulletin No. 14, Question F.4 (available July 13, 2001). Votes cast for or against were reported in Chevron's Quarterly Report on Form 10-Q for the quarter ended June 30 of the year in which the proposal was voted upon. Item 4 of each respective Form 10-Q is attached as **Exhibit C.**

PCRM PHYSICIANS COMMITTEE FOR RESPONSIBLE MEDICINE
5100 WISCONSIN AVENUE, NW • SUITE 400
WASHINGTON, DC 20016
(202) 686-2210 FAX: (202) 686-2155
WWW.PCRM.ORG

DANIEL KINBURN
General Counsel
Writer's Direct Number: 202.686.2210 ext. 380
Writer's Direct Fax: 202.686.2155
Writer's E-Mail: DKinburn@pcrm.org

January 18, 2008

BY SECOND DAY MAIL AND ELECTRONIC MAIL (CFLETTERS@SEC.GOV)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Opposition to Excluding a Shareholder Resolution Concerning Animal Welfare Policy for Inclusion in Chevron Corporation's 2008 Proxy Materials

Dear Ladies and Gentlemen:

This letter is submitted in response to a letter sent to the Securities and Exchange Commission ("SEC") by Chevron Corporation ("Chevron" or "the Company"), dated January 3, 2008, which stated Chevron's intention to exclude a shareholder proposal ("the Proposal") submitted on behalf of Mary Ann Pattengale ("Proponent"), a member and supporter of the Physicians Committee for Responsible Medicine ("PCRM"). Ms. Pattengale has named the undersigned as her authorized representative in this matter. Chevron argues that the Proposal should be excluded because it is allegedly substantially similar to another, different shareholder proposal, filed in 2005 by a different proponent. The Proponent disagrees with this contention and respectfully requests that the Staff deny Chevron's request for a "no action" response.

SUMMARY

The Proposal now at issue, like the two predecessor proposals included in the 2006 and 2007 proxy materials, seeks the adoption of a general animal welfare policy. In contrast, the proposal included in the 2005 proxy materials focused on two requests: the adoption of specific alternatives to a distinct set of animal tests in order to proactively reduce the use of animals in testing and a petition to the relevant agencies for approval of those tests. Thus, the economic, policy and managerial ramifications of adopting each of the two types of proposals would be vastly different. Consequently, the Proponent finds it both curious and disingenuous that Chevron now claims, for the first time, that these proposals are substantially the same.

Proponent is mindful of the policy considerations underlying Rule 14a-8(i)(12) and supports the notion that once a shareholder has had a fair opportunity to have an issue considered, voted upon and, ultimately, rejected (as measured by the percentage standards in the Rule), she or he should not be allowed to saddle the company with the continued expense of including substantially similar proposals in subsequent proxy materials. Nevertheless, whether the proposals are substantially similar should depend in part on the type of business and its respective industry. Every business operates differently, such that shareholder proposals should be considered in the context of the industry and the specific business to which the proposal is made. Proposals addressing a similar broad issue could have significantly different impacts when adopted by different businesses and industries. For example, a pharmaceutical company and its use of animal testing might be affected in ways very different from an oil and gas company, the latter not being in the business of drug development nor under mandate to perform any such tests on animals. Since SEC Staff have previously viewed proposals based on information specific to companies in particular industries, the Staff should do the same here and consider the Proposal in light of the specific application to Chevron.

I. <u>SEC Decisions Clarifying the "Substantially the Same" Standard Require Inclusion of the Proposal.</u>

Under the Securities and Exchange Act of 1934 (hereinafter "the Act"), Rule 14a-8(i)(12) permits a company to request the SEC's advice on the exclusion of a proposal that addresses "substantially the same subject matter" as a prior proposal that has been submitted within the past 5 years and has not reached a threshold percent of votes. 17 C.F.R. § 240.14a-8 (2007). Since issuing its 1983 policy statement on the Act and its accompanying regulations, see *Exchange Act Release No. 34-20091* (Aug. 16, 1983) (hereinafter "the Release"), the SEC has repeatedly denied company requests to interpret proposals in contention as substantially the same where the substantive concerns were not similar. The Release affirmed the SEC's policy of determining whether or not resubmissions deal with substantially the same subject matter by "focusing on substantive concerns addressed in a series of proposals." In part, the Release noted that this would avoid "an improperly broad interpretation of the new rule." Throughout the course of its responses to requests for no action determinations, the Staff has clarified the boundaries for this standard. More importantly, the case-by-case determinations in this informal decision-making process allow the SEC Staff to review proposals with an eye to ensure that the Act is followed and upheld.

A. <u>Similar subject areas are not substantially the same subject matter.</u>

Shortly after the Release, the SEC denied company requests for no action letters by noting that proposals covering similar subjects were not necessarily substantially the same subject matter. From SEC no action letter responses, it is clear that the SEC differentiates between proposals that address the same broad issues and are not substantially the same subject matter from those resubmissions of substantially identical proposals. See *Emerson Electric Company* (available Nov. 21, 1984) (Staff did not concur with the company that two proposals were substantially the same where one requested information on foreign military sales and the other sought adoption of criteria for accepting military contracts); *V.F. Corporation* (available Feb. 19, 1987) (Staff did not concur that proposals focused on equal opportunity employment principles were substantially the same where one dealt with the creation of a committee to review the company's existing operations in light of these principles and the other requested their implementation); *Dresser Industries, Incorporated* (available Jan. 25, 1984) (Staff did not concur that a proposal requesting adoption of the Sullivan Principles, which targeted company funding activities in light of political concerns in South Africa, was the same as an earlier proposal requesting reports on company activities in South Africa); *E.I. du Pont de Nemours and Company* (available Jan. 25, 1984) (Staff did not concur that proposals addressing company contributions were substantially similar where one requested advanced shareholder approval of contributions greater than $10,000 to alma maters of upper management and the other prohibited contributions to schools or organizations engaged in specific activities); *Wells Fargo & Company* (available Feb. 8, 1984) (Staff did not concur that a proposal requesting information on and attention to the international debt crisis and how decisions to lend in developing countries, including Chile, were affected by social, economic, political and human rights was substantially the same as earlier proposals dealing with the effect of lending activities on human rights in Chile).

If one were to exchange the notion of "animal welfare" with "employee benefits" or "director's responsibilities" it would be easy to see that many different issues can be contemplated within one broad subject area. Here, the Proposal requests that the Company adopt and post on-line an Animal Welfare Policy to demonstrate the Company's commitment to reducing, refining and replacing (the "3 R's") its use of animals in research. The broad issue of animal welfare may be addressed in many ways. The on-line publication of an Animal Welfare Policy represents just one tiny subsection of Animal Welfare and is categorically different from the 2005 proposal requesting the replacement of five specific animal tests for non-animal tests.

B. Proposals that address the same broad issue do not satisfy the substantially the same standard when different courses of action are requested.

The Staff continued interpreting the substantially the same subject matter standard, such that by the time of *Bristol-Myers Squibb Co.* (available March 7, 1991), the Staff gave significant weight to the specific action requested of the company. In *Bristol-Meyers Squibb Co.*, the Division Staff noted that "while the four proposals concern the same broad issue (i.e. use of live animals in product development and testing), the present proposal recommends . . . a very active and defined course of action . . . [while] [t]he previous proposals asked only that the Company take a passive course of action." The instant case essentially mirrors *Bristol-Myers Squibb Co.* in that the Proposal merely requests passive action from Chevron, to supply information to the shareholders and the public through on-line publication of its commitment to animal welfare, while the 2005 proposal requested the specific actions of replacing particular animal tests with non-animal tests and petitioning the regulatory agencies to permit these replacements. The Staff position in *General Electric Co.* (available Feb. 4, 1988) similarly supports this conclusion. The proposals in *General Electric* both dealt with the broad issue of reactor safety, but the Staff did not find them to be substantially the same. The Staff differentiated between one proposal, which would provide assistance to safely retire old reactors, and the other, which sought information on quality assurance *and* safety of reactors.

As Chevron should well be aware, the Staff further elaborated upon its position on Rule 14a-8(i)(12) in *Chevron* (available Feb. 29, 2000) by acknowledging that while the "prior two proposals concerned substantially the same subject matter, the company's oil and gas drilling operations in the Artic National Wildlife Refuge [("ANWR")], the present proposal requests an environmental impact study on the results of such operations rather than an immediate cessation." The proposals at issue in *Chevron* both addressed the same broad issue of oil and drilling operations in ANWR. Similarly the proposals here at issue address the same broad issue of animal testing. Like in *Chevron,* where the Staff differentiated the proposals based on the requested action from the company, the Staff similarly should differentiate the proposals here at issue based on the two different requests for action: active cessation of five animal tests compared to passive supply of on-line information. Case after case reveals that the SEC places significant weight on the requested action in its determination of whether proposals addressing the same broad issue satisfy the substantially the same subject matter standard. Here, there is no question that the Staff can, and should, differentiate between the two sets of proposals as not being substantially the same.

C. <u>The *Barr Pharmaceuticals, Inc.* decision does not apply to this situation.</u>

Barr Pharmaceuticals, Inc. (available Sept. 25, 2006) was a departure from earlier Staff conclusions and therefore should not apply to the case at hand. In *Barr Pharmaceuticals, Inc.* (hereinafter "*Barr*"), the company argued that both proposals recommended an active and defined course of action as related to the animal welfare policy, thus addressing the same substantive concerns. The Staff responded by not recommending enforcement if the company omitted the proposal. However, the Staff did not define which part or parts of the company's argument it agreed with, but instead dismissively responded that there "appears to be some basis for [the] view that Barr Pharmaceuticals may exclude the proposal under rule 14a-8(i)(12)(i)." Therefore, the decision provides no guidance here. Moreover, in light of administrative law and the informal decision-making that these no action letters quintessentially represent, the Staff is directed to review each case individually because of the "'addressee-only' limitation on its advice in most letters." Donna M. Nagy, *Judicial Reliance on Regulatory Interpretations in SEC No-Action Letters: Current Problems and a Proposed Framework*, 83 CORNELL. L. REV. 921, 942 (1998) ("In general, only the party or parties requesting a no-action or interpretive position may rely on a no-action or interpretive letter, and they may rely on the position with regard only to the specific facts addressed in the letter." (citing *Exchange Act Release No.* 7407 (Apr. 2, 1997)). Furthermore, following the end of every no action letter, the Division inserts a notice on the nature of the "Informal Procedures Regarding Shareholder Proposals," demonstrating that such letters merely constitute informal advice and suggestions, not binding precedent. Thus, *Barr* is neither definitive nor binding and the Staff is thereby required under traditional notions of administrative law to review the case at hand independently from prior decisions.

II. <u>Chevron Cannot Rely on the Standards Articulated in Rule 14a-8(i)(12) to Exclude the Proposal from the 2008 Proxy Materials.</u>

The Proposal cannot be excluded from the 2008 proxy materials because it is not substantially the same as the 2005 proposal and has not missed the requisite voting threshold. In order to determine if the substantially the same standard is met, the Staff must review the language of the Proposal to discern the distinct issues presented, rather than presume it shares the same substantive concerns as the 2005 proposal. Additionally, the most recent submission in 2007 garnered the requisite percentage of shareholder votes. For these reasons, Rule 14a-8(i)(12) does not permit the Proposal to be excluded from the 2008 proxy materials.

A. <u>The 2008 Proposal is not substantially the same as the 2005 proposal.</u>

Proponent recognizes that under Rule 14a-8(i)(12) judgments are to be "based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns." *Exchange Act Release No. 34-20091* (Aug. 16, 1983). While the Staff is not constrained by prior decisions, it is required to comply with the Act and the Release. Any determinations rendering all topics and actions relating to animal research as effectively the same widen the scope of "substantive concerns" beyond the reasonable interpretation of the 1983 amendment. For the Division to re-affirm this bewilderingly broad brush stroke would perpetuate the error of ignoring the complexity, variability and manifold implications (both economic and otherwise) of the distinct issues raised by the different proposals. The Staff must abide by the substantially similar standard through a focused analysis of the proposals' language to discern their different substantive concerns. Each proposal reviewed should be considered under the totality of the circumstances, such that no one proposal should be governed by decisions directed at another industry, let alone a decision directed at another company.

B. <u>The 2008 Proposal satisfies the voter threshold requirement under Rule 14a-8(i)(12).</u>

As discussed above, 2008 reflects the third consecutive year that Proponent has submitted a proposal requesting that the Company adopt and post on-line an Animal Welfare Policy. When this proposal was included in the 2007 proxy materials, 7.3% of the shareholders cast their vote affirmatively, significantly more than the requisite minimum 6% of the vote required for a resubmission. Because Rule 14a-8(i)(12)'s voter threshold requirement has been satisfied, Chevron cannot exclude the Proposal from the 2008 proxy materials.

III. <u>Investor Trends and Chevron's Commitment to Social Responsibility Support the Inclusion of the Proposal in the 2008 Proxy Materials.</u>

While completing its analysis of the Proposal under Rule 14a-8(i)(12), the Staff should be mindful that the Company's commitment to corporate accountability and its shareholders would benefit from inclusion of the Proposal in the 2008 proxy materials. The Staff should consider the nature of the Company and the possible effects on the shareholders when those who seek to be engaged in the Company's business are precluded from engaging in a corporate dialogue over issues of social concern. Recent investor trends indicate an increasing awareness of animal welfare issues and growing support that should Chevron live up to its superior commitment to social and corporate responsibility. For these reasons, Chevron should include the Proposal to allow the shareholders to vote for an Animal Welfare Policy at the 2008 annual meeting.

A. Pressing shareholder concern for socially responsible investments requires a commitment to a corporate dialogue on the Proposal.

The upward trend of affirmative shareholder votes on animal welfare issues (3% in 2005, 6.4% in 2006, and 7.3% in 2007) represents a growing shareholder concern and, not surprisingly, correlates with the increased public awareness and debate of animal welfare issues. The importance of this issue can be seen at the federal level by the passage of the Interagency Coordinating Committee on the Validation of Alternative Methods ("ICCVAM") Authorization Act of 2000, 42 U.S.C. § 2851-3 (2008), which established a permanent interagency committee, composed of representatives from 15 federal regulatory and research agencies, directed to refine, reduce, or replace animal use.[1] At the state level, New Jersey and California have both passed laws prohibiting product tests on animals when a federally approved alternative exists. With a significant portion of the population already voting on and addressing these issues, it is clear that the "writing is on the wall." Moreover, socially responsible investing has been on the rise for the last 20 years. With choices to be made, investors increasingly base decisions on their ethical and/or religious values. Not only will a company's decision to adhere to and/or articulate its policy on the issue of animal welfare have a personal impact on its current shareholders, but it will indubitably affect the value of a company's stock and its position in the global marketplace.

Yet, it is curious, in light of the increased public attention of animal welfare and the documented growth of shareholder concern, that Chevron would choose now, its third year of receiving substantially the same proposal, to challenge the Proposal's presence on the proxy. Why has it not done so in the past? The Proposal for an Animal Welfare Policy has garnered increasing shareholder approval from its two earlier inclusions. In 2006, it received shareholder votes representing over 87 million shares, and in 2007 it received over 94 million shares. This issue must be presented to Chevron's shareholders, as there is no doubt the trend will continue to escalate in 2008. Turning a blind eye to prevalent social trends and growing public awareness does not "earn the admiration of all [its] stakeholders . . . for the goals . . . [and] how [it] achieve[s] them." See Chevron, *The Chevron Way*, http://www.chevron.com/about/chevronway/ (hereinafter "*The Chevron Way*"). Instead, failing to engage its shareholders is a great disservice to a company committed to "socially responsible and ethical" values. See "*The Chevron Way*". As a company with "superior capabilities and commitment," Chevron should include the Proposal in its 2008 proxy materials. See "*The Chevron Way*."

B. Corporate accountability and Chevron's commitment to the highest standards reinforce the inclusion of the Proposal in the 2008 proxy materials.

The Staff should also take into consideration the nature of the business here at issue, which is a part of the oil and gas industry. While proposals for animal testing prohibitions in a pharmaceutical industry may yield the same results despite asking for separate courses of action, this is not the case for Chevron. Not only does "Chevron do [ ] no in-house animal testing of mammals," but the animal testing is "primarily limited to a small number . . . per year." CHEVRON CORPORATION, NOTICE OF THE 2007 ANNUAL MEETING AND THE 2007 PROXY STATEMENT 53 (2007) (hereinafter "*2007 Proxy Statement*"). While an animal welfare policy in

[1] ICCVAM must accomplish this mandate by conducting technical evaluations of new, revised and alternative test methods with regulatory applicability, and by promoting the scientific validation and regulatory acceptance of test methods that more accurately assess the safety and hazards of chemicals and products.

a pharmaceutical company may yield far-reaching effects in every aspect of the business. Chevron has asserted that it engages in limited animal testing, all of which is off-site. This small scale testing is unlikely to result in a comprehensive rippling effect throughout all of Chevron, unlike the possibility that could result in a company that completes all animal-testing in-house for virtually all of its products. Chevron essentially concedes in its 2007 Board recommendation against the proposal that it is committed to an animal welfare policy through its "support [of] scientific efforts and research to refine, reduce or replace the need for laboratory animals" and assurances that its use of research animals who are "healthy and well cared for." See *2007 Proxy Statement*.

With this commitment to "confirm the integrity of testing procedures and the welfare of the research animals," see *2007 Proxy Statement*, Chevron should maintain its corporate accountability by allowing shareholders to review this commitment, as an issue of social importance, as it allowed the shareholders to review the 2005, 2006 and 2007 proposals. Moreover, exclusion of the Proposal offends the shareholders by underestimating both their abilities and desires to discern or respond to material and substantive differences in proposals. As issues of animal welfare are increasingly debated in the public arena--nationally and internationally--the shareholders ought not to be disenfranchised of this choice by a generic treatment of animal welfare proposals, which in substantive terms are materially different.

For the above reasons, pursuant to Rule 14a-8(i)(12), 17 C.F.R. § 240.14a-8 (2007), we respectfully request the Staff to deny Chevron's request for no enforcement action in the event of the exclusion of the Proposal.

Very truly yours,

Daniel Kinburn

EXHIBIT C

Comparison of Chevron Proposals and Proposals at Issue In *Merck & Co., Inc.* (available Dec. 15, 2006); *Barr Pharmaceuticals, Inc.* (available Sept. 25, 2006), and *Abbott Laboratories* (available Feb. 28, 2006).

	Chevron	Merck & Co. Inc.	Barr Pharmaceuticals, Inc.	Abbott Laboratories
2008	RESOLVED, that the Board adopt and post an Animal Welfare Policy online which addresses the Company's commitment to (a) reducing, refining and replacing its use of animals in research and testing, and (b) providing for the social and behavioral needs of those animals used in such research and testing, both by the Company itself and all independently retained laboratories.			
2007	RESOLVED, that the Board adopt and post an Animal Welfare Policy online which addresses the Company's commitment to (a) reducing, refining and replacing its use of animals in research and testing, and (b) providing for the social and behavioral needs of those animals used in such research and testing, both by the Company itself and by all independently retained laboratories. Further, the shareholders request that the Board issue a report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of enrichment measures.	RESOLVED, that the Board issue a report to shareholders on the feasibility of amending the Company's Policy on *Animal Research* to ensure that i) it extends to all contract laboratories and that is reviewed with such outside laboratories on a regular basis, and ii) it addresses animals' social and behavioral needs. Further, the shareholders request that the report include information to the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of enrichment measures.		
2006	BE IT RESOLVED, that the shareholders request that the Board adopt and post an Animal Welfare Policy online which addresses the Company's commitment to (a) reducing, refining and replacing its use of animals in research and testing, and (b) ensuring superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social	BE IT RESOLVED, that the shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories,	BE IT RESOLVED, that the shareholders request that the Board adopt and post an Animal Welfare Policy online which addresses the Company's commitment to (a) reducing, refining and replacing its use of animals in research and testing, and (b) implementing acceptable standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories,	BE IT RESOLVED, that the shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all

	Chevron	Merck & Co. Inc.	Barr Pharmaceuticals, Inc.	Abbott Laboratories
	and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.	including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.	including provisions that address animals' psychological, social and behavioral needs. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.	independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.
2005	NOW THEREFORE BE IT RESOLVED, that the shareholders request that the Board: (1) commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity; (2) confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods; and (3) petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.	RESOLVED, that the shareholders request that the Board: 1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity. 2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods. 3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non- animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.	RESOLVED, that the shareholders request that the Board: 1. commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity; 2. confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods; and 3. petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.	RESOLVED, that the shareholders request that the Board: 1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity. 2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods. 3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

Chevron

RECEIVED

2008 JAN -7 AM 9:43

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Christopher A. Butner
Asst. Secretary,
Corporate Governance
Legal

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583
Tel: 925-842-2796
Fax: 925-842-2846
Email: cbutner@chevron.com

January 3, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Excluding a Stockholder Proposal Concerning Animal Welfare Policy from Chevron Corporation's 2008 Proxy Materials

Dear Sir or Madam:

We are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, and requesting that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action if Chevron Corporation excludes from Chevron's 2008 definitive proxy materials a stockholder proposal (the "2008 Proposal") submitted by the Physicians Committee for Responsible Medicine, which, although not a stockholder, submitted the proposal on behalf of its member, Mary Ann Pattengale, who is a stockholder (together, the "Proponent"). Chevron expects to file its 2008 definitive proxy materials on or about April 11, 2008. We are enclosing seven copies of this letter and its attachments and concurrently sending a complete copy to Daniel Kinburn, the Proponent's representative.

Summary

We respectfully submit that Chevron may exclude the 2008 Proposal from its 2008 definitive proxy materials under Rule 14a-8(i)(12)(iii) (resubmissions) because there is no substantive difference between the 2008 Proposal and its predecessor proposals, the last of which received only 7.3 percent of the votes cast. The Proposals that are the subject of this request are no different from the proposals for which the Staff granted no-action relief in *Barr Pharmaceuticals, Inc.* (available Sept. 25, 2006). Consistent with the Staff's position in *Barr Pharmaceuticals*, we respectfully request that the Staff confirm that it will not recommend any enforcement action if Chevron excludes the 2008 Proposal from its 2008 definitive proxy materials and excludes similar proposals with respect to any meeting held within three calendar years of Chevron's 2007 annual meeting.

The 2008 Proposal and Its Antecedents

The 2008 Proposal is entitled "Enacting Animal Welfare Policy" and the resolution reads as follows:

> RESOLVED, that the Board adopt and post an Animal Welfare Policy online which addresses the Company's commitment to (a) reducing, refining and replacing its use of animals in research and testing, and (b) providing for the social and behavioral needs of those animals used in such research and testing, both by the Company itself and all independently retained laboratories.

A copy of the 2008 Proposal, its supporting statement and the Proponent's related correspondence is attached to this letter as **Exhibit A**.

This is the fourth consecutive year that Chevron has received a stockholder proposal concerning animal welfare. The full proposals in the form each appeared in Chevron's proxy materials are attached to this letter as **Exhibit B**. The resolution from each proposal, together with the vote cast in favor, is set forth below.

Proxy Materials	**Proposal**	**Vote in Favor***
2007—(the "2007 Proposal")	"RESOLVED, that the Board adopt and post an Animal Welfare Policy online which addresses the Company's commitment to (a) reducing, refining and replacing its use of animals in research and testing, and (b) providing for the social and behavioral needs of those animals used in such research and testing, both by the Company itself and by all independently retained laboratories. Further, the shareholders request that the Board issue a report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of enrichment measures."	7.3%
2006—(the "2006 Proposal")	"BE IT RESOLVED, that the shareholders request that the Board adopt and post an Animal Welfare Policy online which addresses the Company's commitment to (a) reducing, refining and replacing its use of animals in research and testing, and (b) ensuring superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures."	6.4%
2005—(the "2005 Proposal")	"NOW THEREFORE BE IT RESOLVED, that the shareholders request that the Board: (1) commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity; (2) confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods; and (3) petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total	3.4%

	replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries."	

* "Vote in Favor" has been calculated in accordance with the Staff's guidance contained in Staff Legal Bulletin No. 14, Question F.4 (available July 13, 2001). Votes cast for or against were reported in Chevron's Quarterly Report on Form 10-Q for the quarter ended June 30 of the year in which the proposal was voted upon. Item 4 of each respective Form 10-Q is attached as **Exhibit C**.

Basis for Exclusion—Rule 14a-8(i)(12)(iii)

The 2008 Proposal may be excluded from Chevron's 2008 definitive proxy materials under Rule 14a-8(i)(12)(iii) because it deals with substantially the same subject matter as proposals included in Chevron's 2007, 2006 and 2005 proxy materials, none of which received greater than 7.3% support. Rule 14a-8(i)(12)(iii) permits a company to exclude a stockholder proposal "if the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years. . . [and] if the proposal received. . . less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years."

"Substantially the same subject matter," as that phrase is used in Rule 14a-8(i)(12), does not mean that the proposals in question must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Securities and Exchange Commission (the "Commission") amended the rule in 1983. In *Release No. 34-20091* (Aug. 16, 1983), the Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns. The Commission believes that by focusing on [the] substantive concerns addressed in a series of proposals, an improperly broad interpretation of the new rule will be avoided.

Consistent with this interpretation, Staff consideration of requests for no-action relief under Rule 14a-8(i)(12) make clear that the essential consideration of a request for no-action relief under Rule 14a-8(i)(12) is the "substantive concerns" raised by the proposals, rather than the specific language or corporate action proposed to be taken. For example, in *Barr Pharmaceuticals, Inc.* (available Sept. 25, 2006), the Staff permitted Barr to rely upon Rule 14a-8(i)(12)(i) to exclude from its 2006 proxy materials a proposal (almost identical to the 2006, 2007 and 2008 Proposals at issue here) requesting that Barr's board of directors:

> [A]dopt and post an Animal Welfare Policy online which addresses the Company's commitment to (a) reducing, refining and replacing its use of animals in research and testing,

> and (b) implementing acceptable standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions that address animals' psychological, social and behavioral needs. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

Barr's 2005 proxy materials included a stockholder proposal (identical to the 2005 Proposal at issue here) requesting that its board:

> 1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.
> 2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.
> 3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

Barr argued that it could exclude the 2006 proposal because "the substantive concern of both proposals is animal-based testing and, more specifically, replacing animal testing with non-animal testing." *Barr Pharmaceuticals, Inc.* at 21-22 (Company Letter). Continuing, Barr also argued that "despite the differences in some of the actions requested by the proposals, the express language of both [proposals] deal with the same substantive concern." *Id.* The Staff concurred and permitted Barr to exclude the 2006 proposal under Rule 14a-8(i)(12)(i) even though the proponent argued that "[w]hile both proposals fall under the rubric 'animal issues,' they address entirely different substantive issues and seek very different forms of implementation." *Barr Pharmaceuticals, Inc.* at 10-11 (Proponent Letter).

Similar animal welfare proposals were considered and similar no-action relief was granted in *Merck & Co., Inc.* (available Dec. 15, 2006) (permitting exclusion under Rule 14a-8(i)(12)(ii)) and in *Abbott Laboratories* (available Feb. 28, 2006) (permitting exclusion under Rule 14a-8(i)(12)(i)). (We have attached copies of each of *Barr Pharmaceuticals, Merck & Co., Inc.* and *Abbott Laboratories* as **Exhibits D, E** and **F**, for the Staff's convenience.) The Staff's decisions in these no-action letters reinforce the underlying principle of Rule 14a-8(i)(12) that, so long as the challenged proposal deals with the same substantive concerns, or subject matter, as previously included proposals, Rule 14a-8(i)(12) is a proper basis for excluding a stockholder proposal even if its text or proposed course of corporate action differs from its predecessor proposals.

Consistent with *Barr Pharmaceuticals, Merck & Co., Inc.* and *Abbott Laboratories*, there is no substantive difference between the 2008 Proposal and the predecessor proposals. The 2008, 2007 and 2006 Proposals are virtually identical and, like the 2006 proposal in *Barr Pharmaceuticals*, request an animal welfare policy with a commitment to (1) reduce, refine and replace the use of animals in research and testing and (2) provide for the social and behavioral needs of the animals.

The 2005 Proposal, like the 2005 proposal in *Barr Pharmaceuticals*, requested (1) a commitment to use only non-animal methods for assessing skin irritation; (2) confirmation that it is in the Company's best interest to replace animal-based tests with non-animal methods; and (3) petition the relevant regulatory agencies to allow non-animal methods for required safety testing. As pointed out by the company in *Barr Pharmaceuticals*, the substantive concern of these Proposals is the same: the use of animal-based testing and replacing animal testing with non-animal testing. Despite immaterial differences in wording and corporate actions requested by the Proposals, the Proposals deal with substantially the same subject matter for purposes of meeting the test for exclusion under Rule 14a-8(i)(12).

Conclusion

In view of the substantially similar subject matter of the 2008 and 2007, 2006 and 2005 Proposals and the fact that, as noted above and evidenced in **Exhibit C**, the 2007 Proposal received less than ten percent of the votes cast, we respectfully request that the Staff confirm that it will not recommend any enforcement action if Chevron excludes the 2008 Proposal from its 2008 definitive proxy materials. We request that the Staff also confirm that Chevron may exclude it from its proxy materials for any meeting held within three calendar years of Chevron's 2007 annual meeting.

If the Staff has any questions with respect to the foregoing, please contact me at 925-842-2796 or Rick E. Hansen at 925-842-2778. We may also be reached by facsimile at 925-842-2846 and would appreciate it if you would send your response to us by facsimile to that number. The Proponent's representative, Daniel Kinburn, can be reached by facsimile at 202-686-2216.

Please acknowledge receipt of this letter and the enclosures by date-stamping one of the enclosed copies of this letter and returning it to me in the enclosed envelope.

Sincerely yours,

Christopher A. Butner
Assistant Secretary and Counsel

Enclosures

cc Lydia I. Beebe
Charles A. James

Exhibit A

5 Pages

EXHIBIT A

Mary Ann Pattengale
1158 Salt March Circle
Ponte Vedra Beach, FL 32082

October 18, 2007

Ms. Lydia I. Beebe
Corporate Secretary
ChevronTexaco Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Re: Shareholder Resolution for Inclusion in the 2008 Proxy Materials

Dear Ms. Beebe:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2008 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2008 annual meeting of shareholders.

Please communicate with my representative, Daniel Kinburn, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Mr. Kinburn may be reached at the Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, NW, Washington, DC 20016, by telephone at (202) 686-2210 ext. 380, or by e-mail at DKinburn@pcrm.org.

Very truly yours,

Mary Ann Pattengale

Mary Ann Pattengale

Enclosures

LID

OCT 24 2007

PCRM
PHYSICIANS COMMITTEE FOR RESPONSIBLE MEDICINE
5100 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, DC 20016
T: (202) 686-2210 F: (202) 686-2216
PCRM@PCRM.ORG WWW.PCRM.ORG

DANIEL KINBURN
General Counsel
Writer's Direct Number: (202) 686-2210 ext. 380
Writer's Direct Fax: (202) 686-2155
Writer's E-Mail: DKinburn@pcrm.org

October 22, 2007

BY OVERNIGHT DELIVERY

Lydia I. Beebe
Corporate Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Re: Shareholder Resolution for Inclusion in the 2008 Proxy Materials

Dear Ms. Beebe:

Attached to this letter is a Shareholder Proposal sponsored by PCRM member Mary Ann Pattengale for inclusion in the proxy statement for the 2008 annual meeting. Also enclosed is a letter from Citigroup Smith Barney attesting to Ms. Pattengale's holdings of Chevron stock.

Please contact the undersigned as Ms. Pattengale's authorized representative if you need any further information. If the Company will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal.

Very truly yours,

Daniel Kinburn

CHEVRON

ENACTING ANIMAL WELFARE POLICY

RESOLVED, that the Board adopt and post an Animal Welfare Policy online which addresses the Company's commitment to (a) reducing, refining and replacing its use of animals in research and testing, and (b) providing for the social and behavioral needs of those animals used in such research and testing, both by the Company itself and by all independently retained laboratories.

Supporting Statement:

The Boards of many companies have adopted and prominently published animal welfare policies on their Web sites committing to the care, welfare, and protection of animals used in product research and development. Our Company should be an industry leader with respect to animal welfare issues, and yet it has no publicly available animal welfare policy and is therefore below the industry standard.

This resolution was included in the Company's prior proxy materials, receiving favorable votes of 7% in 2006, and 8% in 2007. In the Board's opposition to this proposal in the 2007 proxy statement, it made the following representations:

- We are committed to ensuring that all animal research conducted on our products is performed in the most humane way possible.
- Chevron carefully selects only accredited testing laboratories with highest regard for animal welfare including the quality of the laboratory facilities and staff, their accreditations, results of past governmental inspections, scientific record, staff training, safety procedures, and technical expertise.

- We support scientific efforts and research to refine, reduce or replace the need for laboratory animals without compromising our principles of protecting people and the environment.
- Any indication of the misuse of animals is required to be reported immediately to the management of the testing laboratory and Chevron.
- Test animals for our studies are at all times under the direction and care of third-party trained veterinarians and their staff.
- Our contract toxicology laboratories are audited onsite by Chevron toxicologists to confirm the integrity of the testing procedures and the welfare of the research animals.

These same promises, along with the inclusion of environmental and psychological enrichment measures, are easily convertible to an animal welfare policy which can be posted on our Company's Web site. It would take less effort and resources for the Board to incorporate the cited principles into an online animal welfare policy, rather than opposing a socially and ethically responsible resolution -- especially since the Company purports to be observing these principles in practice.

Shareholders cannot monitor what goes on behind the closed doors of the animal testing laboratories, so the Company must. Accordingly, we urge the Board to publicly commit to promoting basic animal welfare measures as an integral part of our Company's corporate stewardship.

We urge shareholders to support this Resolution.

citigroup
SMITH BARNEY

814 Highway A1A North
Suite 100
Ponte Vedra Beach, FL 32082

Tel 904-543-7800
Fax 904-273-0883
Toll Free 800-752-8633

October 18, 2007

Lydia I. Beebe
Corporate Secretary
ChevronTexaco Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Re: Shareholder Resolution for Inclusion in the 2008 Proxy Materials

Dear Ms. Beebe:

Smith Barney holds 251 shares of Chevron Corporation common stock on behalf of our client, Mary Ann Pattengale. Ms. Pattengale has held these shares continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client advises us that she intends to continue holding these shares through the date of the annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you.

AP

Andrew Pheiff
Second Vice President
904 543 7810

Exhibit B

6 Pages

EXHIBIT B

Chevron

Notice of the 2007 Annual Meeting and the 2007 Proxy Statement

STOCKHOLDER PROPOSAL ON AN ANIMAL WELFARE POLICY

(Item 6 on the proxy form)

RESOLVED, that the Board adopt and post an Animal Welfare Policy online which addresses the Company's commitment to (a) reducing, refining and replacing its use of animals in research and testing, and (b) providing for the social and behavioral needs of those animals used in such research and testing, both by the Company itself and by all independently retained laboratories. Further, the shareholders request that the Board issue a report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of enrichment measures.

Supporting Statement:

The Boards of many companies have adopted and prominently published animal welfare policies on their Web sites committing to the care, welfare, and protection of animals used in product research and development. Our Company should be an industry leader with respect to animal welfare issues, and yet it has no publicly available animal welfare policy and is therefore below the industry standard.

The disclosure of atrocities recorded at Covance, Inc., an independent laboratory headquartered in Princeton, New Jersey,[1] has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent[2]. Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to enjoin People for the Ethical Treatment of Animals in Europe from publicizing it. The Honorable Judge Peter Langan in the United Kingdom refused to stop PETA from publicizing the film and instead ruled in PETA's favor. The Judge stated in his opinion that the "rough manner in which the animals are handled and the bleakness of the surroundings in which they are kept . . . even to a viewer with no particular interest in animal welfare, . . . cry out for explanation."[3]

Shareholders cannot monitor what goes on behind the closed doors of the animal testing laboratories, so the Company must. Accordingly, we urge the Board to commit to promoting basic animal welfare measures as an integral part of our Company's corporate stewardship.

We urge shareholders to support this Resolution.

---

[1] PETA's undercover investigator videotaped the systematic abuse of animals at Covance's laboratory in Vienna, VA over a six month investigation.

[2] In October 2005, Covance's Director of Early Development stated that "We've worked with just about every major company around the world" (*http://www.azcentral.com/arizonarepublic/eastvalleyopinions/articles/1021cr-edi t21.html*)

[3] The case captioned *Covance Laboratories Limited v. PETA Europe Limited* was filed in the High Court of Justice, Chancery Division. Leeds District Registry, Claim No. 5C-00295. In addition to ruling in PETA's favor, the Court ordered Covance to pay PETA £50,000 in costs and fees.

Chevron

Notice of the 2006 Annual Meeting and the 2006 Proxy Statement

STOCKHOLDER PROPOSAL ON AN ANIMAL WELFARE POLICY

(Item 6 on the proxy form)

WHEREAS, the Company conducts tests on animals as part of its product research and development; and

WHEREAS, the Company also retains independent laboratories to conduct tests on animals as part of product research and development; and

WHEREAS, abuses in independent laboratories have recently been revealed and disclosed by the media; and

WHEREAS, the Company has no published animal welfare or animal care policy prominently posted on its website; NOW THEREFORE,

BE IT RESOLVED, that the shareholders request that the Board adopt and post an Animal Welfare Policy online which addresses the Company's commitment to (a) reducing, refining and replacing its use of animals in research and testing, and (b) ensuring superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

Supporting Statement:

The Boards of many companies have adopted and prominently published animal welfare policies on their websites relating to the care of animals used in product research and development. Our Company should be an industry leader with respect to animal welfare issues, and yet it has no publicly, available animal welfare policy.

The recent disclosure of atrocities recorded at Covance, Inc. has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent. Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to stop PETA Europe from publicizing it. The Honorable Judge Peter Langan, in the United Kingdom, who denied Covance's petition, stated in his decision that the video was "highly disturbing" and that just two aspects of it, namely the "rough manner in which animals are handled and the bleakness of the surroundings in which they are kept ... even to a viewer with no particular interest in animal welfare, at least cry out for explanation." [1]

Shareholders cannot monitor what goes on behind the closed doors of the animal testing laboratories so the Company must. Accordingly, we urge the Board to commit to ensuring that basic animal welfare measures are an integral part of our Company's corporate stewardship.

We urge shareholders to support this Resolution.

---

[1] The case captioned *Covance Laboratories Limited v. PETA Europe Limited* was filed in the High Court of Justice, Chancery Division, Leeds District Registry, Claim No. 5C-00295. In addition to ruling in PETA's favor, the Court ordered Covance to pay PETA £50,000 in costs and fees.

ChevronTexaco

Notice of the 2005 Annual Meeting and the 2005 Proxy Statement

STOCKHOLDER PROPOSAL ON USE OF ANIMAL TESTING

(Item 6 on the proxy form)

WHEREAS, statistics published by research oversight bodies in North America and Europe document that the vast majority of painful and distressing animal experiments are conducted to satisfy outdated, government-mandated testing requirements[1] and that such testing is on the rise;[2] and

WHEREAS, nearly 60% of animals used in regulatory testing suffer pain ranging from moderate to severe, all the way to pain near, at, or above the pain tolerance threshold,[3] generally without any pain relief; and

WHEREAS, non-animal test methods are generally less expensive,[4] more rapid, and always more humane, than animal-based tests; and

WHEREAS, unlike animal tests, non-animal methods have been scientifically validated and/or accepted as total replacements for the following five toxicity endpoints: skin corrosion (irreversible tissue damage), skin irritation (milder and reversible damage), skin absorption (the rate of chemical penetration), phototoxicity (an inflammatory reaction caused by the interaction of a chemical with sunlight), and pyrogencity (a fever-like reaction that can occur when certain intravenous drugs interact with the immune system);

NOW THEREFORE BE IT RESOLVED, that the shareholders request that the Board:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

Supporting Statement: This Resolution is designed to harmonize the interests of sound science with the elimination of animal-based test methods where non-animal methodologies exist. It seeks to encourage the relevant regulatory agencies to join their peers in accepting validated *in vitro* and other non-animal test methods. It will not compromise consumer safety or violate applicable statutes and regulations.

Further, this Resolution commits the Company to end animal testing for five specific endpoints in favor of valid non-animal methods. These include the 3T3 Neutral Red Uptake Phototoxicity Test, human skin equivalent tests for corrosivity, and a human blood-based test for pyrogenicity, all of which have been successfully validated through the European Centre for the Validation of Alternative Methods.[5] Several non-animal methods have also been adopted as Test Guidelines by the OECD[6] (an alliance of 30 member countries including the US, EU, Japan, Canada and Australia). Regulatory agencies in OECD member countries are not at liberty to reject data from non-animal tests for skin corrosion, skin absorption and phototoxicity where such data have been generated in accordance with an OECD Test Guideline.

We urge shareholders to support this Resolution.

---

1 CCAC Animal Use Survey—2001: http://www.ccac.ca/english/FACTS/Factframeaus2001.htm

2 Statistics of Scientific Procedures on Living Animals—Great Britain—2002. http://www.official-documents.co.uk/document/cm58/5886/5886.htm

3 CCAC Animal Use Survey—2001

4 Derelanko MJ and Hollinger MA (Eds.). (2002). *Handbook of Toxicology, Second Ed.* 1414 pp. Washington, DC: CRC Press.

5 ECVAM website: http://evam.jrc.it

6 OECD test guidelines: http://www.oecd.org/document/22/0,2340,en_2649_34377_1916054_1_1_1_1,00.html

Exhibit C

7 Pages

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-Q

☑ **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended June 30, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-368-2

Chevron Corporation

(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**94-0890210** *(I.R.S. Employer Identification Number)*
6001 Bollinger Canyon Road, San Ramon, California *(Address of principal executive offices)*	**94583-2324** *(Zip Code)*

Registrant's telephone number, including area code: (925) 842-1000

NONE

(Former name or former address, if changed since last report.)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

Indicate the number of shares of each of the issuer's classes of common stock, as of the latest practicable date:

Class	Outstanding as of June 30, 2007
Common stock, $.75 par value	2,131,709,691

Item 4. ***Submission of Matters to a Vote of Security Holders***

The following matters were submitted to a vote of stockholders at the Annual Meeting on April 25, 2007.

	Number of Shares		
	Voted For	Voted Against	Abstain
1. Election of Directors			
Samuel H. Armacost	1,801,959,546	49,012,643	20,181,679
Linnet F. Deily	1,829,009,496	21,789,461	20,354,910
Robert E. Denham	1,811,866,818	38,620,767	20,666,283
Robert J. Eaton	1,812,288,005	38,637,121	20,228,743
Sam Ginn	1,815,494,868	34,807,808	20,851,194
Franklyn G. Jenifer	1,812,752,505	37,161,056	21,237,892
Sam Nunn	1,815,488,914	35,783,653	19,879,944
David J. O'Reilly	1,818,061,573	33,647,327	19,444,029
Donald B. Rice	1,822,229,538	28,824,316	20,099,377
Peter J. Robertson	1,819,834,401	31,968,650	19,350,640
Kevin W. Sharer	1,814,200,043	36,213,741	20,740,024
Charles R. Shoemate	1,826,385,366	24,257,763	20,510,031
Ronald D. Sugar	1,824,928,051	25,379,955	20,845,224
Carl Ware	1,823,685,610	27,156,035	20,311,468

	Number of Shares			
	Voted For	Voted Against	Abstain	Represent Broker Non-Votes
2. Ratification of Independent Registered Public Accounting Firm	1,830,620,406	22,638,852	17,693,975	—
3. Board Proposal to Amend Company's Restated Certificate of Incorporation to Repeal Supermajority Vote Provisions	1,807,745,057	38,952,500	24,455,438	—
4. Stockholder Proposal to Adopt Policy and Report on Human Rights	359,395,197	974,177,002	197,445,915	340,135,029
5. Stockholder Proposal to Report on Greenhouse Gas Emissions	111,947,070	1,209,667,901	209,401,019	340,129,993
6. A Stockholder Proposal to Adopt Policy and Report on Animal Welfare	94,666,670	1,204,732,884	231,614,990	340,129,693
7. Stockholder Proposal to Recommend Amendment to Company's By-Laws to Separate the CEO/Chairman Positions	534,796,259	971,901,336	24,321,451	340,129,253
8. Stockholder Proposal to Amend Company's By-Laws Relating to Stockholder Rights Plan Policy	238,660,323	1,247,944,654	43,597,694	340,946,462
9. Stockholder Proposal to Report on Host Country Environmental Laws	115,125,429	1,227,696,546	187,383,955	340,940,325

As per SLB No. 14, F.4 (avail. July 13, 2001)

$$\frac{\text{Votes For (94,666,670)}}{\text{Votes Against (1,204,732,884) + Votes For (94,666,670)}} \quad 0.073$$

Table of Contents

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q

☑ **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended June 30, 2006

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-368-2

Chevron Corporation
(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**94-0890210** *(I.R.S. Employer Identification Number)*
6001 Bollinger Canyon Road, San Ramon, California *(Address of principal executive offices)*	**94583-2324** *(Zip Code)*

Registrant's telephone number, including area code: (925) 842-1000

NONE

(Former name or former address, if changed since last report.)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

Indicate the number of shares of each of the issuer's classes of common stock, as of the latest practicable date:

Class	Outstanding as of June 30, 2006
Common stock, $.75 par value	2,197,987,726

Item 4. ***Submission of Matters to a Vote of Security Holders***

The following matters were submitted to a vote of stockholders at the Annual Meeting on April 26, 2006.

	Number of Shares	
	Voted For	**Withheld**
1. Concerning Election of Directors		
Samuel H. Armacost	1,862,115,542	57,867,411
Linnet F. Deily	1,884,899,577	35,083,376
Robert E. Denham	1,879,034,104	40,948,850
Robert J. Eaton	1,883,976,564	36,006,389
Sam Ginn	1,869,718,825	50,264,128
Franklyn G. Jenifer	1,869,795,547	50,187,406
Sam Nunn	1,859,577,062	60,405,891
David J. O'Reilly	1,863,485,131	56,497,823
Donald B. Rice	1,878,602,075	41,380,878
Peter J. Robertson	1,868,457,354	51,525,599
Charles R. Shoemate	1,885,021,202	34,961,751
Ronald D. Sugar	1,884,482,215	35,500,739
Carl Ware	1,885,071,895	34,911,058

	Number of Shares			
	Voted For	**Voted Against**	**Abstain**	**Represent Broker Non-Votes**
2. Concerning Ratification of Independent Registered Public Accounting Firm	1,871,845,904	31,777,756	16,355,345	N/A
3. Concerning Stockholder Proposal to Amend Company By-Laws to Include Proponent Reimbursement	477,830,886	977,567,062	88,095,825	376,489,180
4. Concerning Stockholder Proposal to Report on Oil & Gas Drilling in Protected Areas	118,980,363	1,254,534,619	170,008,557	376,459,414
5. Concerning Stockholder Proposal to Report on Political Contributions	183,871,806	1,205,670,603	153,963,398	376,477,146
6. Concerning a Stockholder Proposal to Adopt an Animal Welfare Policy	87,969,616	1,291,558,398	164,002,938	376,452,001
7. Concerning Stockholder Proposal to Report on Human Rights	327,939,905	1,042,698,673	172,888,544	376,455,831
8. Concerning Stockholder Proposal to Report on Ecuador	114,908,332	1,257,736,443	170,879,795	376,458,383

As per SLB No. 14, F.4 (avail. July 13, 2001)

$$\frac{\text{Votes For (87,969,616)}}{\text{Votes Against (1,291,558,398) + Votes For (87,969,616)}} \quad 0.064$$

Table of Contents

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q

☑ **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended June 30, 2005

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 1-368-2

Chevron Corporation
(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**94-0890210** *(I.R.S. Employer Identification Number)*
6001 Bollinger Canyon Road, San Ramon, California *(Address of principal executive offices)*	**94583-2324** *(Zip Code)*

Registrant's telephone number, including area code: (925) 842-1000

ChevronTexaco Corporation
(Former name or former address, if changed since last report.)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ☑ No ☐

Indicate the number of shares of each of the issuer's classes of common stock, as of the latest practicable date:

Class	Outstanding as of June 30, 2005
Common stock, $.75 par value	2,083,964,951

Item 4. ***Submission of Matters to a Vote of Security Holders***

The following matters were submitted to a vote of stockholders at the Annual Meeting on April 27, 2005. Voters elected twelve directors for one-year terms. The vote tabulation for individual directors was:

Directors	Shares For	Shares Withheld
Samuel H. Armacost	1,801,541,707	54,461,676
Robert E. Denham	1,756,743,039	99,260,345
Robert J. Eaton	1,806,879,155	49,124,228
Sam L. Ginn	1,796,335,842	59,667,541
Carla A. Hills	1,795,866,226	60,137,157
Franklyn G. Jenifer	1,805,802,898	50,200,486
Sam Nunn	1,802,733,133	53,270,250
David J. O'Reilly	1,806,813,543	49,189,841
Peter J. Robertson	1,808,135,313	47,868,070
Charles R. Shoemate	1,821,480,745	34,522,639
Ronald D. Sugar	1,822,340,229	33,663,154
Carl Ware	1,821,953,365	34,050,018

Concerning Ratification of Independent Registered Public Accounting Firm

Votes Cast For:	1,798,664,282
Votes Cast Against:	41,433,105
Abstentions:	15,905,718
Broker Non-Votes:	N/A

Concerning Stockholder Proposal on Directors' Compensation

Votes Cast For:	101,771,905
Votes Cast Against:	1,392,469,720
Abstentions:	28,528,509
Broker Non-Votes:	333,233,249

Concerning Stockholder Proposal on Executive Severance Agreements

Votes Cast For:	824,614,963
Votes Cast Against:	645,467,546
Abstentions:	52,643,693
Broker Non-Votes:	333,277,181

Concerning Stockholder Proposal on Stock Option Expensing

Votes Cast For:	866,823,905
Votes Cast Against:	607,949,146
Abstentions:	47,954,076
Broker Non-Votes:	333,276,256

Table of Contents

Concerning Stockholder Proposal on Use of Animal Testing

Votes Cast For:	46,344,152
Votes Cast Against:	1,304,911,383
Abstentions:	171,517,294
Broker Non-Votes:	333,230,554

Concerning Stockholder Proposal on Drilling in Sensitive and Protected Areas

Votes Cast For:	116,737,586
Votes Cast Against:	1,233,336,701
Abstentions:	172,695,415
Broker Non-Votes:	333,233,681

Concerning Stockholder Proposal to Report on Ecuador

Votes Cast For:	124,040,489
Votes Cast Against:	1,225,009,455
Abstentions:	173,722,571
Broker Non-Votes:	333,230,868

As per SLB No. 14, F.4 (avail. July 13, 2001)

$$\frac{\text{Votes For (46,344,152)}}{\text{Votes Against (1,304,911,383) + Votes For (46,344,152)}} \quad 0.034$$

Exhibit D

14 Pages

EXHIBIT D

2006 SEC No-Act. LEXIS 619

Securities Exchange Act of 1934 -- Rule 14a-8(i)(12)(i)

September 25, 2006

[*1] Barr Pharmaceuticals, Inc.

TOTAL NUMBER OF LETTERS: 4

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 25, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Barr Pharmaceuticals, Inc.
Incoming letter dated July 31, 2006

The proposal requests that the board adopt and post an animal welfare policy addressing Barr Pharmaceuticals' commitment to (a) reducing, refining and replacing its use of animals in research and testing, and (b) implementing acceptable standards of care for animals used in research and testing by Barr Pharmaceuticals and its independently retained laboratories.

There appears to be some basis for your view that Barr Pharmaceuticals may exclude the proposal under rule 14a-8(i)(12)(i). Accordingly, we will not recommend enforcement action to the Commission if Barr Pharmaceuticals omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(i).

Sincerely,

Mary Beth Breslin
Special Counsel

INQUIRY-1: GIBSON, DUNN & CRUTCHER LLP
LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
[*2] eising@gibsondunn.com

Direct Dial

(202) 955-8287

Fax No.
(202) 530-9631

August 29, 2006

Client No.
C 11759-00003

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Response regarding Shareholder Proposal of Shayne Robinson Securities Exchange Act of 1934 Rule 14a-8*

Dear Ladies and Gentlemen:

This letter concerns the request by Barr Pharmaceuticals, Inc. (the "Company") regarding a shareholder proposal (the "Proposal") received from Shayne Robinson (the "Proponent"). In a letter dated July 31, 2006 (set forth hereto as Exhibit A), the Company requested that the staff of the Securities and Exchange Commission (the "Staff") concur that the Company may omit the Proposal from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders pursuant to Rule 14a-8(i)(12) because the Proposal deals with substantially the same subject matter as a shareholder proposal submitted to a vote at the Company's 2005 Annual Meeting of Shareholders (the "Previous Proposal"), and that proposal received less than three percent of the total number [*3] of votes cast (the "No-Action Request"). The purpose of this letter is to respond to the letter dated August 11, 2006 (set forth hereto as Exhibit B), from Susan L. Hall, counsel for People for the Ethical Treatment of Animals ("PETA") and the Proponent's representative for purposes of the Proposal, regarding the No-Action Request (the "Proponent's Response").

The No-Action Request cited the Staff's response in *Abbott Laboratories* (avail. Feb. 28, 2006) *(reconsideration denied,* Mar. 22, 2006) in support of our conclusion that the Proposal is excludable under Rule 14a-8(i)(12). The Proponent's Response asserts that *Abbott Laboratories* is not applicable to the Proposal because Abbott Laboratories had an "animal welfare policy" whereas the Company does not. We think that this is a distinction without a difference for purposes of determining whether the Proposal concerns "substantially the same subject matter" as the Previous Proposal and, thus, may be excluded under Rule 14a-8(i)(12). The Previous Proposal and the prior proposal in *Abbott Laboratories* are essentially identical. Here, the Proposal asks the Company to adopt an "animal welfare policy;" the Staff described [*4] the second proposal at issue in *Abbott Laboratories* as relating to "amending the company's current policies regarding animal welfare." For purposes of the standards under Rule 14a-8(i)(12), it does not matter whether the particular action called for under the proposals relates to adopting a new policy or expanding an existing policy. In both cases, the substantive concern of the Proposal and the Abbott Laboratories' proposals relates to implementing new company policies regarding animal testing and animal welfare, and the Proposal should therefore be excluded just as in *Abbott Laboratories.*

We also disagree with the assertion in the Proponent's Response that the Proposal and the Previous Proposal address "different substantive concerns." The Previous Proposal and the Proposal do not simply relate to "animals" in general. Instead, they both advocate implementation of Company policies relating to animal testing and animal welfare. Moreover, we do not believe that the letters cited in the Proponent's Response where the Staff concluded that two proposals did not relate to "substantially the same subject matter" within the meaning of Rule 14a-8(i)(12) or its predecessor are applicable [*5] in this regard. Those precedent address situations in which one proposal requested a company to take a particular action and the other proposal requested the company to issue a report on certain of its activities. For example, the Staff quote in the Proponent's Response from *Bristol-Myers Squibb Co.* (avail. Mar. 7, 1991), notes, that two proposals relating to animal testing did not relate to "substantially the same subject matter" where one proposal "recommends that the Company take a very active and defined course of action as to the broad issue (i.e., cease all animal tests not required by law and drop certain products)" whereas the previous proposals "asked only that the Company take a passive cause of action (i.e., supply information)." In contrast to the proposals at issue in *Bristol-Myers Squibb,* both the Proposal and the Previous Proposal ask the Company to "take a very active and defined course of action" - namely, implement corporate policies relating to "animal welfare." For these reasons, the Proposal is substantially similar to the Previous Proposal for purposes of Rule 14a-8(i)(12).

We also wish to note that many of the arguments set forth in the Proponent's [*6] Response were previously made to the Staff when a different PETA representative requested reconsideration of *Abbott Laboratories. See Abbott Laboratories* (avail. Mar. 22, 2006) *(reconsideration denied)* (the "PETA Reconsideration Request"). We believe that the Staff s refusal to reconsider its position in the PETA Reconsideration Request despite these arguments further supports the Staff concurring that the Company may omit the Proposal pursuant to Rule 14a-8(i)(12).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Ronald O. Mueller at (202) 955-8671.

Very truly yours,

Elizabeth Ising

INQUIRY-2: *PETA*

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS

501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

August 11, 2006

BY REGULAR & ELECTRONIC [*7] *MAIL: cfletters*@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Shayne Robinson for Inclusion in the 2006 Proxy Statement of Barr Pharmaceuticals, Inc.

Ladies and Gentlemen:

This letter is filed in response to a letter dated July 31, 2006, submitted to the SEC by Barr Pharmaceuticals, Inc. ("Barr" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by Shayne Robinson, a member and supporter of the People for the Ethical Treatment of Animals ("PETA"). Mr. Robinson has named the undersigned as his designated representative.

The Company argues that the proposal under review is substantially the same as one filed in 2005, and should be omitted pursuant to Rule 14a-8(i)(12) since last year's proposal did not garner enough votes. For the reasons which follow, we request that the SEC recommend enforcement action if the proposal is omitted.

> [T]he shareholders request that the Board adopt and post an Animal Welfare Policy online which addresses the Company's commitment to (a) reducing, refining and replacing [*8] its use of animals in research and testing, and (b) implementing acceptable standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions that address animals' psychological, social and behavioral needs. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichments measures.

In short, Barr is being asked to do what pharmaceutical companies have already done, namely enact an animal welfare policy and publish it on its corporate website.

I. THE 2006 ANIMAL WELFARE RESOLUTION AND THE 2005 "GTA5" PROPOSAL

This resolution has been informally referred to by PETA as the "Animal Welfare" resolution. It was filed at 12 pharmaceutical companies and has received considerable shareholder support, obtaining as much as 25.4% of the vote at one pharmaceutical company. n1

n1 The Animal Welfare resolution was presented at Wyeth in April 2006 and received 25.4% of the vote.

Last year's resolution requested [*9] that the Board commit to using internationally-accepted non-animal *(in vitro)* tests for assessing five specific endpoints, namely skin corrosion, skin irritation, skin absorption, phototoxicity and pyrogenicity. That resolution was informally referred to as the "Give the Animals Five" or the "GTA5" resolution, and is attached to Barr's No Action Letter at Exhibit B. The GTA5 resolution was filed with 19 companies, chemical and pharmaceutical, for inclusion in their respective 2005 proxy materials. n2

n2 Approximately eight companies filed no action letters in an attempt to omit the GTA5 resolution from their 2005 proxy materials. The Staff refused to concur in any of the companies' positions. The various bases asserted in an attempt to omit the GTA5 resolutions were ordinary business operations, false and misleading, substantially implemented, vague, personal grievance, violation of proxy rules, and violation of law and State law.

Barr argues that the Animal Welfare resolution is substantially similar to the GTA5 resolution because the latter is focused on "using only non-animal [testing] methods" and the former seeks "replacing ... use of animals." (No Action Letter p. [*10] 3.) First, Barr has eclipsed the real meaning of the GTA5 resolution by making it appear to be broadly embracing "non-animal [testing] methods," when in fact the words that are omitted from the complete sentence make it apparent that the proposal related exclusively to five endpoints for which *in vitro* methods are available *(i.e.* the uninterrupted, unedited sentence reads as follows: "Commit *specifically* to using only non-animal methods *for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity."* Emphasis supplied.)

The language in the Animal Welfare resolution asks Barr to adopt and post an animal care policy on line which among other things, "addresses the Company's commitment to (a) reducing, refining and replacing its use of animal in research and testing ..." n3 Barr places great emphasis on the concept of replacing animal testing, as being the glue that makes these two resolutions similar. But that can only stick if the entire context and thrust of each resolution is disregarded.

n3 The Staff should note that the words "reducing, refining, and replacing" are words of art, and are known as and referred to among scientists and those associated with laboratory testing as "the 3Rs." The 3Rs form the basis for most animal welfare policies adopted by American corporations. They were originally put forth by two scientists in a study from the 1950s (See "The Principles of Humane Experimental Techniques" at httn://altweb.jhsph.edu/publications/humane_exp/het-toc.htm) and deal largely with reducing pain associated with animal experiments rather than doing away with animal experiments:

[*11]
The Animal Welfare proposal and the GTA5 resolution both relate to a diverse class of beings collectively referred to as "animals." A vast universe of issues and concerns arise within the context of the interactions that human beings have with animals. The use of animals in product testing is one broad category of animal-related issues with far-reaching economic, scientific and ethical dimensions. While both proposals fall under the rubric "animal issues," they address entirely different substantive concerns and seek very different forms of implementation.

In *SEC Release No. 34-20091*(August 16, 1983) the SEC explained its reason for adopting the "substantially the same subject matter" standard, stating that staff determinations should be "based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns." Thus, the substantially similar determination hinges on the substantive concerns raised by the proposals at issue.

The fact that two proposals relate to the same subject matter or class is not dispositive under Rule 14a-8(i)(12)(i). The staff has consistently found that where two [*12] proposals address different substantive concerns involving the same broad issue, the second proposal will not be barred by the earlier proposal. For example, in *Cooper Industries, Inc.* (January 14, 2002) the company was required to include a shareholder proposal which requested a report detailing social and environmental issues related to sustainability notwithstanding the company's argument that a prior proposal that sought global corporate standards on human rights, workplace safety, and the environment, was substantially similar. The company argued that the proposals were substantially similar in that both proposals focused primarily on living wages, social justice, and environmental issues in the communities where the company operated. The Staff did not concur. *See also V.F. Corp.* (Feb. 19, 1987) (the proponent's first proposal asked the company to implement the MacBride labor principles. The second proposal asked the board to establish a review committee to undertake an in-depth review of Northern Ireland operations); *General Electric Co.* (Feb. 4, 1988) (the proponent's first proposal asked the company to develop an action plan to provide assistance to utilities to [*13] retire nuclear reactors and convert to coal or gas power systems. In the second proposal, the proponent requested a report detailing safety concerns related to boiling water reactors); *Dresser Industries* (Jan. 25, 1984) (the first proposal asked the company to sign the Sullivan Principles. The second proposal requested a report on the company's labor policies and practices in South Africa).

The Commission's stated reason for focusing on substantive concerns was expressed when the Rule was amended in 1983. "The Commission believes that by focusing on substantive concerns addressed in a series of proposals, an improperly broad interpretation of the new rule will be avoided." *SEC Release No. 34-20091* (August 16, 1983).

Specifically on point, the Staff has previously stated that two proposals dealing with the use of animals in product testing do not necessarily implicate substantially the same subject matter. In *Bristol-Myers Squibb Company* (March 7, 1991), the Staff stated that Bristol-Myers Squibb could not omit a shareholder proposal dealing with animal testing under the "substantially similar" rule. The proposal under review in *Bristol-Myers Squibb* requested [*14] that the company cease all animal tests not required by law and stop selling certain products that required animal testing. The Staff held that the proposal could not be excluded where a prior proposal requested a report detailing the scope of the company's use of animal tests in product testing. The Staff stated:

> In arriving at this position the staff takes particular note of the fact that, while the four proposals concern the **same broad issue** (i.e., use of live animals in product development and testing), the present proposal recommends that the Company take a **very active and defined course of action as to the broad issue** (i.e., cease all animal tests not required by law and drop certain products). The previous proposals asked only that the Company take a **passive cause of action** (i.e., supply information). Accordingly, the staff does not believe the Company may rely on Rule 14a-8(c)(12) as a basis for omitting the proposal from its proxy materials. (Emphasis supplied.)

Like the respective proposals at issue in *Bristol-Myers Squibb,* the GTA5 proposal asked the Company to take a very definite course of action with respect to the issue of animal testing. Conversely, [*15] the Animal Welfare proposal asks the Company to look at the big picture and adopt an animal care policy, which will have broad application to all animals in laboratory settings, be they under Barr's direct operation or by contract with independent laboratories.

II. PRIOR NON-CONCURRENCES ON ANIMAL RELATED ISSUES

During the last eighteen years, the Staff has ruled on a number of proposals submitted by PETA that implicate the use of live animals in consumer product testing. For example, in *Procter & Gamble* (July 27, 1988) the Staff denied the company's no-action application ruling that a proposal which requested that the company cease all animal tests not required by law and begin to phase out product lines that could not be marketed without animal tests, was not substantially similar to a prior proposal asking the company to report on the cost of live-animal testing. In its denial, the Staff stated "The proposal relates to the preparation of a report to shareholders regarding the scope and cost of live-animal testing in Company research."

Just as *Procter & Gamble* argued that the "underlying subject of both proposals is manifestly that of the Company's practice of [*16] conducting safety testing of products on animals," Barr argues that the proposals are substantially similar because "the substantive concern of both proposals is animal-based testing." (No-Action Letter, p. 3.) The *Procter & Gamble* opinion reflects the Commission's long-standing intent to focus on the substantive concerns raised by a proposal in order to determine whether the proposal should be excluded for being "substantially similar" pursuant to the policy objective embodied in Rule 14a-8(i)(12)(i).

As was the case in *Procter & Gamble,* the GTA5 resolution and the Animal Welfare proposal were intended to address entirely distinct substantive concerns. To that end, they request that the Company take vastly different courses of action--the former attempts to eliminate five specific animal tests; the latter requests that a significant social and public policy concern, namely animal welfare, be addressed at the policy-making level. Thus, both the conceptual and substantive thrusts of the two proposals are manifestly distinct. Barr's attempt to scramble the two simply because they implicate the same broad issue is unpersuasive.

III. THE STAFF CONCURRENCE IN *ABBOTT* [*17] *LABORATORIES* IS NOT APPLICABLE BECAUSE THE RESOLUTIONS ARE NOT THE SAME

The Company relies in part on the Staff's non-concurrence in *Abbott Laboratories* (Feb. 28, 2006). However, the resolution under review in *Abbott Laboratories* was decidedly different from the Animal Welfare resolution here. In

Abbott the company *had* an animal welfare policy and that policy *was posted on its Web site.* Here, Barr has no animal care policy whatsoever, much less one that appears on its Web site. Since the major thrust of the Barr resolution is to motivate the Company to adopt and publish an animal welfare policy, the two resolutions are markedly different, and the Staff's earlier position is not relevant to this inquiry.

For the foregoing reasons, PETA respectfully urges the Staff not to concur that Barr may exclude the shareholder proposal pursuant to Rule 14a-8(i)(12)(i).

Very truly yours,

Susan L. Hall
Legal Counsel
Research & Investigations

INQUIRY-3: GIBSON, DUNN & CRUTCHER LLP
LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
[*18] eising@gibsondunn.com

Direct Dial
(202) 955-8287

Fax No.
(202) 530-9631

July 31, 2006

Client No.
C 11759-00003

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of Shayne Robinson*
Securities Exchange Act of 1934--Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Barr Pharmaceuticals, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") a shareholder proposal (the "Proposal") received from Shayne Robinson (the "Proponent").

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent's representative - Susan L. Hall with People for the Ethical Treatment Animals - informing her of the Company's intention to omit the Proposal from the 2006 Proxy Materials. Due to a delay relating to the Company requiring additional time to assess [*19] its response to the Proposal, the Company is submitting this request 70 days in advance of the presently intended filing date for its 2006 Proxy Materials. Nevertheless, we understand the view of the staff of the Division of Corporation Finance (the "Staff") to be that a company should notify the Staff whenever it determines that it may omit a shareholder proposal, and we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2006 Proxy Materials on the basis discussed below. The Company agrees to promptly forward to the Proponent's representative any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(12)(i) because the Proposal deals with substantially the same subject matter as a shareholder proposal submitted to a vote at the Company's 2005 Annual Meeting of Shareholders, and that proposal received less than three percent of the total number of votes cast.

THE PROPOSAL

The Proposal asks that the Company adopt and [*20] publicize an Animal Welfare Policy that addresses the Company's commitment to: "(a) reducing, refining and replacing its use of animals in research and testing, and (b) implementing acceptable standards of care for animals who continue to be used for these purposes ... including provisions that address animals' psychological, social and behavioral needs." A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

ANALYSIS

The Proposal may be properly omitted under Rule 14a-8(i)(12)(i) because it deals with substantially the same subject matter as a shareholder proposal that was included in the Company's 2005 proxy materials, and that proposal did not receive the support necessary for resubmission.

Rule 14a-8(i)(12)(i) permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials within the preceding 5 calendar years" and the proposal received "less than 3% of the vote if proposed once within the preceding 5 calendar years...."

The Company included a shareholder proposal [*21] (the "Previous Proposal") in its 2005 proxy materials filed on September 27, 2005, which requested that the Company:

1. commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity;

2. confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods; and

3. petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

A copy of the Previous Proposal as it appeared in the Company's 2005 proxy materials is attached hereto as Exhibit B.

The Proposal and the Previous Proposal are substantially similar for purposes of Rule 14a-8(i)(12) since the substantive concern of both proposals is animal-based testing and, more specifically, replacing animal testing with non-animal testing. For example:

. The Proposal requests that, among other things, the Company [*22] adopt and publicize a policy on animal-based testing that addresses the Company's commitment to "reducing, refining and *replacing its use of animals* in research and testing" *(emphasis added).*

. Similarly, the Previous Proposal focused on "using only non-animal [testing] methods" and confirming that it is in the Company's "best interest" to *"replac[e] animal-based tests* with non-animal methods" *(emphasis added).*

Moreover, both proposals (whether in their respective resolutions, recitals or supporting statements) discuss the alleged pain and abuses suffered by animals used in animal-based testing and argue that the Company should play a role in stopping such alleged abuses. Despite the differences in some of the actions requested by the proposals, the express language of both the Previous Proposal and the Proposal deal with the same substantive concern and thus substantially the same subject matter for purposes of Rule 14a-8(i)(12) -- reducing the use of animal-based testing conducted by or on behalf of the Company.

The Staff recently concurred that a proposal similar to the Proposal submitted to Abbott Laboratories in 2006 was excludable under Rule 14a-8(i)(12)(i) [*23] where that company's shareholders had considered a shareholder proposal in 2005 that is nearly identical to the Previous Proposal. *See Abbott Laboratories* (avail. Feb. 28, 2006). If anything, the Proposal and Previous Proposal are more similar than those considered in *Abbott Laboratories.* This is because Abbot Laboratories' 2006 proposal did not contain the express language found in the Proposal regarding "replacing" animal-based testing but instead focused on amending Abbott Laboratories animal use policy to "ensure" superior standards of care for animals used in testing and applying it to independent laboratories contracted by Abbott Laboratories. Regardless, because Abbott Laboratories 2005 and 2006 proposals both concerned animal testing, the Staff concurred that the 2006 proposal was excludable under Rule 14a-8(i)(12)(i).

As recognized in *Abbott Laboratories,* Rule 14a-8(i)(12)'s reference to "substantially the same subject matter" does not mean that the Previous Proposal and the Proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Securities and Exchange [*24] Commission (the "Commission") amended this rule in 1983. The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns. *SEC Release No. 34-20091* (August 16, 1983).

The Staff has confirmed in a number of recent precedents that Rule 14a-8(i)(12) does not require that two proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. When considering whether a proposal deals with substantially the same subject matter, the Staff has increasingly focused on the "substantive concerns" raised by the proposal as the essential consideration, rather than the specific language or corporate action proposed to be taken. The Staff has thus concurred [*25] with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals recommended that the company take different actions.

For example, in both *Medtronic Inc.* (avail. June 2, 2005) and *Bank of America Corp.* (avail. Feb. 25, 2005), the Staff permitted the omission of proposals requesting that the companies list all of their political and charitable contributions on their websites. In prior proposals, shareholders had requested that the companies cease making charitable contributions. Despite the different actions requested and the different subject matters of the prior proposals (ceasing contributions) and the proposals at issue (disclosure of contributions), the substantive concern of both proposals was corporate contributions and, thus, the Staff concluded that the proposals at issue dealt with substantially the same subject matter. *See also Dow Jones & Co., Inc.* (avail. Dec. 17, 2004) (proposal requesting the company publish in its proxy materials information relating to its process of donations to a particular non-profit organization was excludable as it dealt [*26] with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (avail. Mar. 1, 2004) (a proposal requesting the board of directors to implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable because it dealt with substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products). *But see Wm. Wrigley Jr. Company* (avail. Dec. 13, 2004) (addressing two proposals to add "against" to the proxy card; the Staffs response in this instance may reflect the inclusion in the [*27] earlier but not the later proposal of a request to also remove management's discretionary voting authority where signed proxies did not specify a vote). This more recent precedent thus appears to supersede earlier interpretations. *See, e.g., Procter & Gamble Co.*(July 27, 1988).

This precedent confirms that, for purposes of Rule 14a-8(i)(12), the Previous Proposal and the Proposal concern "substantially the same subject matter" - generally animal-based testing conducted by or on behalf of the Company and, more specifically, "replacing" the use of animals in such testing. Moreover, as evidenced in Exhibit C, the Previous Proposal received approximately 1.54% of the vote at the Company's 2005 Annual Meeting of Shareholders. n1 Thus, the Previous Proposal failed to meet the required 3% threshold at the 2005 meeting. For these reasons, we request that the Staff concur that the Proposal is excludable pursuant to Rule 14a-8(i)(12)(i).

n1 The Previous Proposal 71,709,367 received "against" votes and 1,123,688 "for" votes. Pursuant to the Staff's position on counting votes for purposes of Rule 14a-8(i)(12), abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

[*28]

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Ronald O. Mueller at (202) 955-8671.

Very truly yours,

Elizabeth Ising

ATTACHMENT - 1

SHAREHOLDER RESOLUTION

This Proposal is submitted by Shayne Robinson.

WHEREAS, the Company conducts tests on animals as part of its product research and development; and

WHEREAS, the Company also retains independent laboratories to conduct tests on animals as part of product research and development; and

WHEREAS, Covance Inc. is an independent laboratory testing facility that conducts animal-based testing for many companies in the pharmaceutical industry; and

WHEREAS, abuses of animals at Covance have been recently revealed and disclosed by the media; and

WHEREAS, the Company has no published animal welfare or animal care policy prominently posted on [*29] its website; NOW THEREFORE,

BE IT RESOLVED, that the shareholders request that the Board adopt and post an Animal Welfare Policy online which addresses the Company's commitment to (a) reducing, refining and replacing its use of animals in research and testing, and (b) implementing acceptable standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions that address animals' psychological, social and behavioral needs. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

Supporting Statement;

The Boards of many companies have adopted and prominently published animal welfare policies on their websites committing to the care, welfare, and protection of animals used in product research and development. Our Company should be an industry leader with respect to animal welfare issues, and yet it has no publicly available animal welfare policy.

The recent disclosure of atrocities recorded [*30] at Covance, Inc. has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent. n1 Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to enjoin PETA Europe from publicizing it. The Honorable Judge Peter Langan in the United Kingdom who declined to enjoin PETA, stated in his opinion that just two aspects of the video, namely the "rough manner in which the animals are handled and the bleakness of the surroundings in which they are kept ... even to a viewer with no particular interest in animal welfare, at least cry out for explanation." n2

n1 The proponent does not mean to imply that the Company retains Covance for testing. Whether the Company does or does not retain Covance is unknown to the proponent.

n2 The case captioned *Covance Laboratories Limited v. PETA Europe Limited* was filed in the High Court of Justice, Chancery Division, Leeds District Registry, Claim No. 5C-00295. In addition to ruling in PETA's favor, the Court ordered Covance to pay PETA £50,000 in costs and fees.

Shareholders cannot monitor [*31] what goes on behind the closed doors of the animal testing laboratories, so the Company must. Accordingly, we urge the Board to commit to ensuring that basic animal welfare measures are an integral part of our Company's corporate stewardship.

We urge shareholders to support this Resolution.

ATTACHMENT - 2

PETA

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS

501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457

PETA.org
info@peta.org

June 1, 2006

Frederick J. Killion
Corporate Secretary
Barr Laboratories, Inc.
400 Chestnut Ridge Road
Woodcliff Lake, NJ 07677

Re: Shareholder Resolution for Inclusion in the 2006 Proxy Materials

Dear Mr. Killion:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy materials for the 2006 annual meeting. Also enclosed is a letter from the proponent of the resolution, Shayne Robinson, along with a letter from his brokerage firm certifying to his ownership of stock. Mr. Robinson is a member of PETA, and has appointed me as his designated representative.

If you need any further information, please do not hesitate to contact me. If the Company will attempt to exclude [*32] any portion of the proposal under Rule 14a-8, please let me know within 14 days of your receipt of the resolution. I can be reached at the following address: 8506 Harvest Oak Drive, Vienna, VA 22182, telephone (703) 478-5995, or by e-mail at SusanH@peta.org.

Very truly yours,

Susan L. Hall

ATTACHMENT - 3

Shayne Robinson
50 Alloway Avenue
Winnipeg MB, Canada
R3G-0Z8

May 26, 2006

Frederick J. Killion
Corporate Secretary
Barr Laboratories, Inc.
400 Chestnut Ridge Road
Woodcliff Lake, NJ 07677

Re: Shareholder Resolution for Inclusion in the 2006 Proxy Materials

Dear Mr. Killion:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy materials for the 2006 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2006 annual meeting of shareholders.

Please communicate with my designated representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my [*33] representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at (703) 478-5995 or by e-mail at susanH@peta.org.

Very truly yours,

Shayne Robinson

ATTACHMENT - 4

Walden Asset Management
Investing for social change since 1975

One Beacon Street
Boston, Massachusetts 02108
617.726.7250 or 800.282.8782
fax 617.227.3664

May 26, 2006

Frederick J. Killion
Corporate Secretary
Barr Laboratories, Inc.
400 Chestnut Ridge Road
Woodcliff Lake, NJ 07677

Re: Shareholder Resolution for Inclusion in the 2006 Proxy Materials

Dear Mr. Killion:

This firm is the record holder of 62 shares of Barr Laboratories, Inc. common stock held on behalf of our client, Shayne Robinson. Our client acquired these shares on May 30, 2002 and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client intends to continue holding these shares through the date of the 2006 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you.

Timothy Smith
Senior Vice President

ATTACHMENT - 5

Boston Trust & Investment
Management Company

May [*34] 26, 2006

To Whom It May Concern:

Boston Trust & Investment Management Company manages assets and acts as custodian for **Shayne Robinson** through its Walden Asset Management division. We are writing to verify that the **Shayne Robinson** currently owns 62 shares of **Barr Pharmaceuticals Inc.** (Cusip # 068306109). We confirm that **Shayne Robinson** has beneficial ownership of at least $ 2,000 in market value of the voting securities of **Barr Pharmaceuticals, Inc.**, and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $ 2,000 in market value through the next annual meeting of **Barr Pharmaceuticals**.

Sincerely,

Timothy Smith
Senior Vice President

Legal Topics:

For related research and practice materials, see the following legal topics:
Business & Corporate LawCorporationsGeneral OverviewCriminal Law & ProcedureCriminal OffensesMiscellaneous OffensesCruelty to AnimalsGeneral OverviewGovernmentsAgriculture & FoodAnimal Protection

Exhibit E

9 Pages

EXHIBIT E

2006 SEC No-Act. LEXIS 739

Securities Exchange Act of 1934 -- Rule 14a-8(i)(12)(ii)

December 15, 2006

[*1] Merck & Co., Inc.

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 15, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated November 17, 2006

The proposal requests a report on the feasibility of amending the company's current policies regarding animal welfare to extend to contract laboratories.

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(i)(12)(ii). Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii).

Sincerely,

Rebekah J. Toton
Attorney-Adviser

INQUIRY-1: ***PeTA***

PEOPLE FOR THE ETHICAL
TREATMENT OF ANIMALS

501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457

PETA.org
info@peta.org

December 4, 2006

BY REGULAR & ELECTRONIC MAIL: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of People for the Ethical Treatment of Animals for [*2] Inclusion in the Proxy Statement of Merck & Co., Inc.

Ladies and Gentlemen:

This letter is filed in response to a letter dated November 17, 2006, n1 submitted to the SEC by Merck & Co., Inc. ("Merck" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by People for the Ethical Treatment of Animals ("PETA").

n1 The Company's November 17th letter was not received by PETA until November 27, 2006. It was sent by regular mail postmarked November 20, 2006. A copy of the postmarked envelope is attached.

The Company argues that the proposal under review is substantially the same as those filed in 2005 and 2006, and should be omitted pursuant to Rule 14a-8(i)(12). For the reasons which follow, we request that the SEC recommend enforcement action if the proposal is omitted.

The resolution under review is straightforward:

RESOLVED, that the Board issue a report to shareholders on the feasibility of amending the Company's Policy on *Animal Research* to ensure that i) it extends to all contract laboratories and is reviewed with such outside laboratories on a regular basis, and ii) it addresses animals' social and behavioral needs. Further, the [*3] shareholders request that the report include information on the extent to which in-house and contract laboratories are adhering to the policy, including the implementation of enrichment measures.

PETA agrees that the resolution under review is substantially similar to the resolution included in the Company's 2006 proxy statement. PETA disagrees that the 2007 and 2006 resolutions are in any way similar to the 2005 proposal.

I. The 2007 and 2006 Animal Welfare Resolutions Are Materially Different from the 2005 "Give the Animals Five" Proposal

The 2006 and 2007 resolutions have been informally referred to by PETA as the "Animal Welfare" resolutions. In 2006 it was filed at eight pharmaceutical companies and received considerable shareholder support, obtaining as much as 25.4% of the vote at one pharmaceutical company. n2 In 2007, it has been filed at six pharmaceutical companies, including Merck.

n2 The Animal Welfare resolution was presented at Wyeth in April 2006 and received 25.4% of the vote.

As noted above, the Animal Welfare resolution deals with the policies governing the treatment of animals in laboratories at pharmaceutical companies and their contractors, [*4] and seeks the implementation of measures such as chew toys and group housing, and asks for the issuance of a report. By contrast, the 2005 resolution asked that the Board i) commit to using internationally-accepted *in vitro* tests for assessing five specific human health endpoints (i.e., skin corrosion, skin irritation, skin absorption, phototoxicity and pyrogenicity); and ii) seek regulatory approval for using those five assays as total replacements for their animal based equivalents. That resolution was informally referred to as "Give the Animals Five" or the "GTA5" resolution. The GTA5 resolution was filed with 19 companies, both chemical and pharmaceutical, for inclusion in their respective 2005 proxy materials. n3 At Merck, the GTA5 resolution received approximately 2.8% of the vote.

n3 Approximately eight companies filed no action letters in an attempt to omit the GTA5 resolution from their 2005 proxy materials. The Staff refused to concur in any of the companies' positions. The various bases asserted in an attempt to omit the GTA5 resolutions were ordinary business operations, false and misleading, substantially implemented, vague, personal grievance, violation of proxy rules, and violation of law and State law.

[*5]
The Animal Welfare proposals and the GTA5 resolution are similar only in that both relate to new drug development, a critical part, of the Company's business. The purpose of the GTA5 resolution was solely to have the Company change from outmoded, less reliable test methods and replace them with modern, more effective, scientific methods validated and proven using the latest scientific techniques. The thrust of the resolution was to urge the use of newer, better tests, and the fact that the tests replaced were animal tests is of no particular importance to the Company. The relevant issue is which test is better scientifically. The Animal Welfare proposal on the other hand is solely concerned with the care and treatment of animals. While both proposals touch upon issues relating to the class of beings known as "animals," they address entirely different substantive concerns and seek very different forms of implementation.

An analogy to clinical trials involving drug testing illustrates the point. Clinical trials involving human subjects are the final stage for attaining FDA approval for new drugs. Were the GTA5 resolution and the Animal Welfare resolutions to be analogized to the [*6] broad category of clinical tests on human beings they would address two distinct substantive issues:

. The 2005 resolution would have requested that certain clinical trials on humans be abandoned entirely and replaced with the validated, stand-alone *in vitro* methods identified in the resolution, and further would have the Company seek regulatory approval for doing so.

. The 2006 and 2007 resolutions would have asked that the Board report to shareholders on the feasibility of enacting corporate policies to ensure that human clinical trials are performed with the utmost care and with the highest ethical concerns, whether conducted in-house or through independently contracted organizations.

No one would seriously argue that the hypothetical resolutions are substantially the same merely because the subject matter is clinical trial drug testing. The first resolution seeks to have certain types of unnecessary clinical trials abandoned entirely with regulatory approval, and the second seeks to ensure that all clinical trials conducted are done so ethically. The same is true with respect to the GTA5 resolution and the Animal Welfare resolutions.

As the Staff is aware, [*7] other examples are rampant throughout commonly accepted practice for shareholder resolutions. For example, other broad subjects are "Company management policies," "compensation of officers," "product pricing," and so on. Year after year resolutions touching on these topics, but with different specific points and different action items, are filed at companies and not omitted under Rule 14a-8(i)(12).

Specifically on point, the Staff has previously stated that two proposals dealing with the use of animals in product testing do not necessarily implicate substantially the same subject matter. In *Bristol-Myers Squibb Company* (March 7,

1991), the Staff stated that Bristol-Myers Squibb could not omit a shareholder proposal dealing with animal testing under the "substantially similar" rule. The proposal under review in *Bristol-Myers Squibb* requested that the company cease all animal tests not required by law and stop selling certain products that required animal testing. The Staff held that the proposal was not substantially similar to a prior proposal which had requested a report detailing the scope of the company's use of animal tests in product testing. The Staff stated:

> [*8] In arriving at this position the staff takes particular note of the fact that, while the four proposals concern the **same broad issue** (i.e., use of live animals in product development and testing), the present proposal recommends that the Company take a **very active and defined course of action as to the broad issue** (i.e., cease all animal tests not required by law and drop certain products). The previous proposals asked only that the Company take a **passive cause of action** (i.e., supply information). Accordingly, the staff does not believe the Company may rely on Rule 14a-8(i)(12) as a basis for omitting the proposal from its proxy materials. (Emphasis supplied.)

Precisely the same reasoning applies here. The GTA5 resolution called on Merck to actively, commit to using five *in vitro* methods and seek regulatory approval to do so, while the Animal Welfare proposals asks that Merck issue a report to shareholders on the feasibility of implementing certain animal welfare policies.

Perhaps most telling is the fact that Merck did not regard the GTA5 resolution and the 2006 Animal. Welfare as substantially similar at the time that the 2006 resolution was submitted, but [*9] is now making this argument more than one year after the fact. Since the GTA5 proposal only garnered 2.8% of the vote in 2005, the 3% threshold for bringing the same or substantially the same resolution was not met for 2006. Had Merck actually believed that the GTA5 resolution and the Animal Welfare resolution were substantially similar, the Company would have filed a no action letter following receipt of the 2006 resolution, since the 3% threshold was not met and the resolution could be excluded on that basis, *if substantially similar.* Merck apparently did not believe this to be the case and did not seek an exclusion. n4

> n4 To the extent that Merck relies upon *Abbott Laboratories* (March 22, 2006), PETA respectfully urges that the Staff's concurrence was ill-advised and that the controlling authority was and is *Bristol-Myers Squibb Company* (March 7, 1991).

II. Prior Non-Concurrences on Animal Related Issues

During the last eighteen years, the Staff has ruled on a number of proposals submitted by PETA that implicate the use of live animals in consumer product testing. For example, in *Procter & Gamble* (July 27, 1988) the Staff denied the company's [*10] no-action application ruling that a proposal which requested that the company cease all animal tests not required by law and begin to phase out product lines that could not be marketed without animal tests, was not substantially similar to a prior proposal asking the company to report on the cost of live-animal testing. In its denial, the Staff stated "The proposal relates to the preparation of a report to shareholders regarding the scope and cost of live-animal testing in Company research."

Just as *Procter & Gamble* argued that the "underlying subject of both proposals is manifestly that of the Company's practice of conducting safety testing of products on animals," Merck argues that the proposals are substantially similar because "they all deal with substantially the same subject matter..." (No-Action Letter, p. 3.) The *Procter & Gamble* opinion reflects the Commission's long-standing intent to focus on the substantive concerns raised by a proposal in order to determine, whether the proposal should be excluded for being "substantially similar" pursuant to the policy objective embodied in Rule 14a-8(i)(12).

As was the case in *Procter & Gamble,* the GTA5 resolution [*11] and the Animal Welfare proposal were intended to address entirely distinct substantive concerns. To that end, they request that the Company take vastly different courses of action--the former attempts to eliminate five specific animal tests and seek regulatory approval for the *in vitro* methods; the latter requests that a significant social and public policy concern, namely animal welfare, be addressed at the policy- making level. Thus, both the conceptual and substantive thrusts of the two proposals are manifestly distinct. Merck's attempt to scramble the two simply because they implicate the same broad issue is unpersuasive.

For the foregoing reasons, PETA respectfully urges the Staff not to concur that Merck may exclude the shareholder proposal pursuant to Rule 14a-8(i)(12).

Very truly yours,

Susan L. Hall
Legal Counsel
Research & Investigations

INQUIRY-2: MERCK

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-45
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 735 1218

November 17, 2006

VIA OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, [*12] DC 20549

Re: Merck & Co., Inc. Shareholder Proposal from People for the Ethical Treatment of Animals (the "Proponent")

Ladies and Gentlemen:

Merck & Co., Inc. (the "Company" or "Merck"), a New Jersey corporation, has received a shareholder's proposal (the "2007 Proposal") from Susan L. Hall for inclusion in the Company's proxy materials for the 2007 Annual Meeting of Stockholders (the "Proxy Materials"). I believe that the Proposal may be omitted under Rule 14a-8(i)(12) (resubmission) because proposals with substantially similar subject matters were submitted to shareholders in 2005 and 2006 (the "2005 Proposal" and "2006 Proposal," respectively) and the 2006 Proposal received less than 6% of the vote.

Therefore, I respectfully request that the Division of Corporation Finance (the "Staff") indicate that it will not recommend enforcement action to the Securities and Exchange Commission ("SEC") if the Company omits the Proposal.

The Proposals

The 2007 Proposal (included as Appendix A) provides:

RESOLVED, that the Board issue a report to shareholders on the feasibility of amending the Company's Policy on *Animal Research* to ensure that i) it extends [*13] to all contract laboratories and that is reviewed with such outside laboratories on a regular basis, and ii) it addresses animals' social and behavioral needs. Further, the shareholders request that the report include information to the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of enrichment measures.

The 2006 Proposal (included as Appendix B as provided in Merck's 2006-Proxy Materials) provided:

BE IT RESOLVED, that the shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including [*14] the implementation of the psychological enrichment measures.

The 2005 Proposal (included as Appendix C as provided in Merck's 2005 Proxy Materials) provided:

RESOLVED, that the shareholders request that the Board:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non- animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

Rule on Resubmissions

Rule 14a-8(i)(12) provides:

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials [*15] for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years.

Discussion and Analysis

The Staff recently concluded that the 2005 and 2006 Proposals were substantially the same subject matter. In *Abbott Laboratories*(March 22, 2006), the registrant sought to exclude a proposal -- virtually identical to the 2006 Proposal -- on the basis that it was substantially the same subject matter as a proposal -- virtually identical to the 2005 Proposal -- that in the prior year had received less than 3% of the vote. In *Abbott Laboratories,* the registrant pointed out the Staff focuses

> on the 'substantive concerns' raised by the proposal as the essential consideration, rather than the specific language or corporate action proposed to be taken. The Staff [*16] has thus concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the subsequent proposal recommended that the company take different actions.

The registrant pointed out that the 2005 and 2006 Proposals both dealt with substantially the same substantive concern -- animal-based testing by or on behalf of the registrant and its actions to address alleged abuses. The Staff agreed that the 2006 proposal could be omitted.

The differences between the 2006 and 2007 Proposals are trivial, and less significant than any differences between the 2005 and 2006 Proposals. Therefore, it is apparent that the 2005, 2006 and 2007 Proposals all deal with substantially the same subject matter -- animal-based testing by or on behalf of the Company and actions urged to address alleged abuses.

The 2006 Proposal was the second time in two years that substantially the same subject matter was presented to Merck shareholders. The 2007 Proposal is excludible under rule 14a-8(i)(12)(ii) if less than 6-percent of votes were cast in favor of the 2006 Proposal. As shown in Appendix D, [*17] the 2006 Proposal received only 4.99% of the total votes cast -- specifically, 66,202,589 votes were cast in favor; 1,261,402,974 votes were cast against; 146,268,534 shares abstained from voting; and there were 372,292,209 broker non-votes.

Conclusion

I therefore am of the view that the 2007 Proposal is excludible under rule 14a-8(i)(12)(ii) and respectfully request that the Staff not recommend enforcement action to the SEC if is omitted from the Proxy Materials on that basis.

In accordance with Rule 14a-8(j)(2), we have enclosed six copies of this letter and both Proposals including the statements in support thereof. An additional copy is included, which we ask that you use to acknowledge receipt of this submission by date stamping and returning to me in the enclosed self-addressed envelope.

If the Staff believes that it will not be able to concur in our view that the Proposal may be omitted, we very much would appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

By copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials. [*18]

For the Staff's information, the Company expects to print its Proxy Statement on or about March 1, 2007.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-5671.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.

Bruce Ellis
Counsel
Employee Benefits & Executive Compensation

ATTACHMENT-1

PeTA

PEOPLE FOR THE ETHICAL
TREATMENT OF ANIMALS

501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)

PETA.org
info@peta.org

November 2, 2006

Celia A. Colbert
Vice President, Secretary and Assistant General Counsel
WS 3A-65
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889-0100

Re: Shareholder Resolution for Inclusion in the 2007 Proxy Statement

Dear Ms. Colbert:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2007 annual meeting. Also enclosed is a letter from PETA's brokerage firm, Morgan Stanley, confirming PETA's ownership of the Company's common stock acquired more than one year ago. PETA has held these shares continuously for more than one year and intends to hold [*19] them through and including the date of the 2007 annual meeting of shareholders.

Please contact the undersigned if you need any further information. If the Company will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 8506 Harvest Oak Drive, Vienna VA 22182. My business telephone number is (703) 478-5995 and my e-mail address is SusanH@peta.org.

Very truly yours,

Susan L. Hall

Legal Counsel

ATTACHMENT - 2

ANIMAL WELFARE POLICY

RESOLVED, that the Board issue a report to shareholders on the feasibility of amending the Company's policy on *Animal Research* to ensure that: i) it extends to all contract laboratories and is reviewed with such outside laboratories on a regular basis, and ii) it addresses animals' social and behavioral needs. Further, the shareholders request that the report include information on the extent to which in-house and contract laboratories are adhering to the policy, including the implementation of enrichment measures.

Supporting Statement:

Our Company conducts tests on animals as part of its product research and development, as [*20] well as retaining independent laboratories to conduct such tests. Abuses in independent laboratories are not uncommon and have recently been exposed by the media. Merck has posted on its Web site a position statement on *Animal Research.* The Company, as an industry leader, is commended for its stated commitment to "the highest standards for humane handling, care and treatment of animals used throughout the company's laboratories." n1

n1 http://www.merck.com/cr/science_innovation_and_quality/key_issues_in research/animals policy/home.html

However, the disclosure of atrocities recorded at Covance, Inc., an independent laboratory headquartered in Princeton, New Jersey, n2 has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent. n3 Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to enjoin People for the Ethical Treatment of Animals in Europe from publicizing it. The Honorable Judge Peter Langan in the United Kingdom refused to stop PETA from publicizing the film, and instead ruled in PETA's favor. The Judge [*21] stated in his opinion that two aspects of the video, namely the "rough manner in which the animals are handled and the bleakness of the surroundings in which they are kept ... even to a viewer with no particular interest in animal welfare, at least cry out for explanation." n4

n2 PETA's undercover investigator videotaped the systematic abuse of animals at Covance's laboratory in Vienna, VA over a six month investigation.

n3 In October 2005, Covance's Director of Early Development stated that "We've worked with just about every major company around the world" (http://www.azcentral.com/arizonarepublic/eastvalleyopinions/articles/1021cr-edit21.html)

n4 The case captioned *Covance Laboratories Limited v. PETA Europe Limited* was filed in the High Court of Justice, Chancery Division, Leeds District Registry, Claim No. 5C-00295. In addition to ruling in PETA's favor, the Court ordered Covance to pay PETA £50,000 in costs and fees.

Shareholders cannot monitor what goes on behind the closed doors of the animal testing laboratories, so the Company must. Accordingly, we urge the Board to commit to promoting basic animal welfare measures as an integral part of our [*22] Company's corporate stewardship.

We urge shareholders to support this Resolution.

Legal Topics:

For related research and practice materials, see the following legal topics:
Business & Corporate LawCorporationsShareholdersMeetings & VotingGeneral OverviewGovernmentsAgriculture & FoodAnimal ProtectionSecurities LawU.S. Securities & Exchange CommissionGeneral Overview

Exhibit F

9 Pages

EXHIBIT F

2006 SEC No-Act. LEXIS 277

Securities Exchange Act of 1934 -- Rule 14a-8(i)(12)(i)

February 28, 2006

[*1] Abbott Laboratories

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 28, 2006,

<u>Response of the Office of Chief Counsel</u>
<u>Division of Corporation Finance</u>

Re: Abbott Laboratories
Incoming letter dated December 29, 2005

The proposal requests a report on the feasibility of amending the company's current policies regarding animal welfare to extend to contract laboratories.

There appears to be some basis for your view Abbott may exclude the proposal under rule 14a-8(i)(12)(i). Accordingly, we will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(i).

Sincerely,

Mary Beth Breslin
Special Counsel

INQUIRY-1: *PeTA*
PEOPLE FOR THE ETHICAL
TREATMENT OF ANIMALS

501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457

PETA.org
info@peta.org

January 11, 2006

BY REGULAR & ELECTRONIC MAIL: *cfetters@sec.gov*

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Marion Catron for Inclusion in the 2006 [*2] Proxy Statement of Abbott Laboratories

Ladies and Gentlemen:

This letter is filed in response to a letter dated December 29, 2005, submitted to the SEC by Abbott Laboratories ("Abbott" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by Marion Catron, a member and supporter of People for the Ethical Treatment of Animals. ("PETA"). Ms. Catron has named the undersigned as her designated representative.

The Company argues that the proposal under review is substantially the same as one filed last year, and should be omitted pursuant to Rule 14a-8(i)(12) because last year's proposal did not garner enough votes.

For the reasons that follow, we request that the SEC recommend enforcement action if the proposal is omitted.

Ms. Catron's resolution is very straightforward:

> The shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy n1 to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself [*3] and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

> n1 The Policy is Abbott's *Animal in Biomedical Research* policy posted on the Company's Web site at http://abbott.com/citizenship/citizen_abbott/position.cfm.

In short, Abbott is being asked to report to shareholders on the feasibility of extending its animal welfare policy to outside contractors, and on the feasibility of implementing' enrichment measures for the animals used in the Company's laboratories and outside facilities. This resolution is informally referred to by PETA as the "Animal Welfare" resolution. It has been filed with 12 pharmaceutical companies.

Last year's resolution, by contrast, requested that the Board commit to using five *in vitro* (non-animal) tests for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity. Last year's resolution [*4] was informally referred to as the "Give the Animals Five" or the "GTA5" resolution, and is attached to Abbott's No Action Letter at Exhibit B. The GTA5 resolution was filed with 16 companies for inclusion in their respective 2005 proxy materials. n2

> n2 Five companies filed no action. letters in an attempt to omit the GTA5 resolution from their 2005 proxy materials. The Staff refused to concur in any of the companies' positions. The various bases asserted to omit the

GTA5 resolutions included ordinary business operations, involvement in the regulatory process, and vague and misleading.

I. The Proposal Under Review Does Not Deal with Substantially the Same Subject Matter as That Which Was Included in the 2005 Proxy Materials.

The dissimilarity between the GTA5 resolution and the Animal Welfare proposal is not subtle. The GTA5 proposal focused on substituting five validated non-animal test methods in place of their live-animal counterparts, along with petitioning for regulatory acceptance. In contrast, the Animal Welfare resolution asks the Board to explore the feasibility of extending the Company's animal welfare policy to outside contracting laboratories and to [*5] ensure that enrichment measures are made available for animals used in laboratory testing.

The Animal Welfare proposal and the GTA5 resolution are to each other as egg replacer is to a privatized prison. Egg replacer can be used in place of eggs, and may even be deemed superior to eggs because it contains no cholesterol, has fewer calories, and poses no threat of salmonella poisoning. As the name implies, egg replacer is a replacement for a chicken egg, just as the five *in vitro* assays in the GTA5 resolution are replacements for their five live-animal counterparts.

On the other hand, the Animal Welfare resolution is similar to the requirements the government would put in place when privatizing a penal system. Even though most of the prisoners' basic rights and fundamental liberties have been abridged, the government and/or the subcontractor still need to plan for shelter, food, and exercise or other recreation. The Animal Welfare resolution simply seeks to extend animal welfare policies to the Company's outside independent laboratory contractors, and to ensure that the basic physical, psychological and behavioral needs of the animals are met. n3

n3 Of course, animals confined in laboratories are innocent of any crime and are subjected to an artificial, stressful, and frequently painful world that they cannot possibly understand.

[*6]
Perhaps most telling are the very different supporting statements for the two resolutions. The GTA5 resolution talks about harmonizing "sound science with the elimination of animal-based test methods where non-animal methodologies exist." It continues by explaining the five endpoints for which *in vitro* tests have been validated, and lists the many countries and members of the Organization for Economic Cooperation and Development that have endorsed the non-animal methods.

On the other hand, the current Animal Welfare resolution was inspired by the "atrocities recorded at Covance, Inc. n4 [which] has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent." The supporting statement goes on to cite a lawsuit that Covance filed in the United Kingdom in an effort to enjoin PETA from showing undercover video of the gross physical abuses to primates which were recorded at Covance. The UK judge characterized the video as "highly disturbing," ruled against Covance, and awarded PETA over £ 50,000 in attorney's fees and expenses.

n4 Covance Inc. is an independent contract laboratory headquartered in Princeton, New Jersey. Companies engage Covance to perform laboratory testing on products in all types of industry, including most notably the pharmaceutical industry. A recent article quotes the president of early development for Covance, Wendel Barr, as stating, "We've worked with just about every major company around the world." (Arizona Republic, 10-21-05)

[*7]
In short, the GTA5 resolution suggested using five validated alternative methods to avoid animal use entirely for those five tests. This year's Animal Welfare resolution is about how to treat animals and satisfy a modicum of their needs

when there is no perceived alternative to their use. The issues at hand are vastly different. We are dismayed that Abbott Laboratories, whose research consumes thousands of animals every year, does not seem interested in discerning the difference.

For the foregoing reasons, we respectfully request that the SEC advise the Company that it will take enforcement action if Abbott fails to include the proposal in its 2006 proxy materials. Please feel free to contact me should you have any questions or require further information. I may be reached directly at LeanaS@peta.org or (757) 962-8327.

Very truly yours,

Leana Stormont
Counsel, Research & Investigations

INQUIRY-2: ABBOTT LABORATORIES
100 Abbott Park Road
Abbott Park, IL 60064-6011

December 29, 2005

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories -- Shareholder [*8] Proposal Submitted by Marion Catron

Ladies and Gentlemen:

On behalf of Abbott Laboratories and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Marion Catron from the proxy materials for Abbott's 2006 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 21, 2006.

We received a notice on behalf of Marion Catron on November 11, 2005, submitting the proposal for consideration at our 2006 annual shareholders' meeting. The proposal and supporting statement (a copy of which is attached as Exhibit A) (the "Proposal") read as follows:

> WHEREAS, the Company conducts tests on animals as part of its product research and development; and
>
> WHEREAS, the Company also retains independent laboratories to conduct tests on animals as part of product research and development; and
>
> WHEREAS, abuses in independent laboratories have recently been revealed and disclosed by the media; and

WHEREAS, the Company has an *Animals* [*9] *in Biomedical Research* policy (the "Policy") posted on its website as part of its commitment to Corporate Responsibility; NOW THEREFORE.

BE IT RESOLVED, that the shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

Supporting Statement:

A number of pharmaceutical companies have adopted and prominently published animal welfare policies on their websites relating to the care of animals used in product research and development. The Company, as an industry leader, is commended [*10] for its efforts aimed at minimizing "unnecessary pain or suffering" and "reducing the number of animals used in any test we conduct ..."

However, the recent disclosure of atrocities recorded at Covance, Inc. has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent. Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to stop PETA Europe from publicizing it. The Honorable Judge Peter Langan, in the United Kingdom, who denied Covance's petition, stated in his decision that the video was "highly disturbing" and that just two aspects of it, namely the "rough manner in which animals are handled and the bleakness of the surroundings in which they are kept ... even to a viewer with no particular interest in animal welfare, at least cry out for explanation."

Shareholders cannot monitor what goes on behind the closed doors of animal testing laboratories, so the Company must. Accordingly we urge the Board to commit to ensuring that basic animal welfare measures are an integral part of our Company's corporate stewardship.
[*11]
We urge shareholders to support this Resolution.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the Proposal and this letter, which sets forth the grounds upon which we deem omission of the Proposal to be proper. I have also enclosed a copy of all relevant correspondence exchanged with the proponent, as well as a copy of each of the no-action letters referred to herein. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to notify the proponent of our intention to omit the Proposal from our 2006 proxy materials.

We believe that the Proposal may be properly omitted from Abbott's 2006 proxy materials pursuant to Rule 14a-8 for the reasons set forth below:

I. The Proposal may be properly omitted under Rule 14a-8(i)(12)(i) because it deals with substantially the same subject matter as a prior proposal that was included in our 2005 proxy materials and when previously submitted, the proposal did not receive the support necessary for resubmission.

Rule 14a-8(i)(12)(i) permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's [*12] proxy materials within the preceding 5 calendar years" and the proposal received "less than 3% of the vote if proposed once within the preceding 5 calendar years...."

We included a proposal (the "Previous Proposal") in our 2005 proxy materials filed on March 18, 2005 which requested that Abbott:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

A copy of the Previous Proposal as it appeared in our 2005 proxy materials is attached hereto as Exhibit B. The Proposal and the Previous Proposal are substantially similar for purposes of Rule 14a-8(i)(12) since the substantive concern of both proposals is animal-based [*13] testing.

"Substantially the same subject matter," as that phrase is used in Rule 14a-8(i)(12), does not mean that the Previous Proposal and the Proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended the rule in 1983. In SEC *Release No. 34-20091* (August 16, 1983), the Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

While the Staff initially seemed to take a very restrictive view of the current version of Rule 14a-8(i)(12) *(see, e.g., Procter & Gamble Co.* (July 27, 1988), which dealt with live animal testing), more recently the Staff has made [*14] it clear that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. When considering whether a proposal deals with substantially the same subject matter, the Staff has increasingly focused on the "substantive concerns" raised by the proposal as the essential consideration, rather than the specific language or corporate action proposed to be taken. The Staff has thus concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the subsequent proposal recommended that the company take different actions.

For example, in *Bristol-Myers Squibb Co.* (February 6, 1996), the Staff permitted exclusion of a proposal recommending that the board of directors form a committee to formulate an educational plan to inform women of the possible abortifacient (abortion-causing) effects of any of the company's products because it dealt with substantially the same subject matter as prior proposals asking the company to refrain from giving charitable contributions to organizations that [*15] perform abortions. Despite the different actions requested and the different subject matters of the prior proposals (charitable contributions) and the proposal at issue (consumer education), the substantive concern of both proposals was abortion related matters; thus the Staff concluded that the proposal at issue dealt with substantially the same subject matter as the proposals regarding the company's charitable contributions.

More recently, in both *Medtronic Inc.* (June 2, 2005) and *Bank of America Corp.* (February 25, 2005), the Staff permitted the omission of proposals requesting that the companies list all of their political and charitable contributions on their websites. In prior proposals, shareholders had requested that the companies cease making charitable contributions. Again, despite the different actions requested and the different subject matters of the prior proposals (ceasing contributions) and the proposals at issue (disclosure of contributions), the substantive concern of both proposals was corporate contributions and thus the Staff concluded that the proposals at issue dealt with substantially the same subject matter. *See also Dow Jones & Co., Inc.* (December [*16] 17, 2004) (proposal requesting the company publish in its proxy materials information relating to its process of donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.*(March 1, 2004)(a proposal requesting the board of directors to implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (February 11, 2004) (a proposal requesting the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable because it dealt with substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products). *But see Wm. Wrigley* [*17] *Jr. Company* (December 13, 2004) dealing with two proposals to add "against" to the proxy card; the Staff's response in this instance may reflect the inclusion in the earlier but not the later proposal of a request to also remove management's discretionary voting authority where signed proxies did not specify a vote.

The Proposal requests that Abbott issue a report to shareholders on the feasibility of amending its policy on animal-based testing so that it ensures superior standards of care for animals used in testing and so that it applies to independent laboratories contracted by Abbott, while the Previous Proposal requested that Abbott cease conducting animal-based tests. Despite the different actions requested by the proposals, both the Previous Proposal and the Proposal deal with the same substantive concern and thus substantially the same subject matter for purposes of Rule 14a-8(i)(12) -- animal-based testing conducted by or on behalf of Abbott. Both proposals (whether in their respective resolutions, recitals or supporting statements) discuss the alleged pain and abuses suffered by animals used in animal-based testing and argue that Abbott should play a role in stopping such [*18] alleged abuses, albeit by carrying out different actions.

As evidenced in Exhibit C, the Previous Proposal received 2.51% of the vote at our 2005 annual meeting of shareholders. n1 Since the Previous Proposal failed to meet the required 3% threshold at the 2005 annual meeting of shareholders and the other rule requirements are satisfied, the Proposal may be excluded from the 2006 proxy materials pursuant to Rule 14a-8(i)(12)(i).

n1 Tabulation is as follows: votes cast for -- 25,588,601 and votes cast against -- 993,974,542. Pursuant to the Staff's position on counting votes for purposes of Rule 14a-8(i)(12), abstentions and broker non-votes were not included for purposes of the calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

II. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Abbott's 2006 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed [*19] and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2006 proxy materials, please contact me at 847.938.3591 or Deborah Koenen at 847.938.6166. We may also be reached by facsimile at 847.938.9492 and would appreciate it if you would send your response to us by facsimile to that number. The proponent's legal representative, Leana Stormont, may be reached by facsimile at 757.628.0781.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations

ATTACHMENT

ABBOTT SHAREHOLDER RESOLUTION

This Proposal is submitted by Marion Catron.

WHEREAS, the Company conducts tests on animals as part of its product research and development; and

WHEREAS, the Company also retains independent laboratories to conduct tests on animals as part of product research and development; and

WHEREAS, abuses in independent laboratories have recently been [*20] revealed and disclosed by the media; and

WHEREAS, the Company has an *Animals in Biomedical Research* policy (the "Policy") posted on its website as part of its commitment to Corporate Responsibility; NOW THEREFORE,

BE IT RESOLVED, that the shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

Supporting Statement:

A number of pharmaceutical companies have adopted and prominently published animal welfare policies on their websites relating to the care of animals used in product [*21] research and development. The Company, as an industry leader, is commended for its efforts aimed at minimizing "unnecessary pain or suffering" and "reducing the number of animals used in any test we conduct ..." n1

n1 http://abbott.com/citizenship/citizen_abbott/position.cfm

However, the recent disclosure of atrocities recorded at Covance, Inc. has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent. Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to stop PETA Europe from publicizing it. The Honorable Judge Peter Langan, in the United Kingdom, who denied Covance's petition, stated in his decision that the video was "highly disturbing" and that just two aspects of it, namely the "rough manner in which animals are handled and the bleakness of the surroundings in which they are kept... even to a viewer with no particular interest in animal welfare, at least cry out for explanation. n2

n2 The case captioned *Covance Laboratories Limited v. PETA Europe Limited* was filed in the High Court of

Justice, Chancery Division, Leeds District Registry, Claim No. 5C-00295. In addition to ruling in PETA's favor, the Court ordered Covance to pay PETA £ 50,000 in costs and fees.

[*22]

Shareholders cannot monitor what goes on behind the closed doors of animal testing laboratories, so the Company must. Accordingly, we urge the Board to commit to ensuring that basic animal welfare measures are an integral part of our Company's corporate stewardship.

We urge shareholders to support this Resolution.

Legal Topics:

For related research and practice materials, see the following legal topics:
Business & Corporate LawCorporationsShareholdersGeneral OverviewCriminal Law & ProcedureCriminal OffensesMiscellaneous OffensesCruelty to AnimalsElementsGovernmentsAgriculture & FoodAnimal Protection

PCRM
PHYSICIANS COMMITTEE FOR RESPONSIBLE MEDICINE
5100 WISCONSIN AVENUE, NW • SUITE 400
WASHINGTON, DC 20016
(202) 686-2210 FAX: (202) 686-2155
WWW.PCRM.ORG

DANIEL KINBURN
General Counsel
Writer's Direct Number: 202.686.2210 ext. 380
Writer's Direct Fax: 202.686.2155
Writer's E-Mail: DKinburn@pcrm.org

January 18, 2008

BY SECOND DAY MAIL AND ELECTRONIC MAIL (CFLETTERS@SEC.GOV)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Opposition to Excluding a Shareholder Resolution Concerning Animal Welfare Policy for Inclusion in Chevron Corporation's 2008 Proxy Materials

Dear Ladies and Gentlemen:

This letter is submitted in response to a letter sent to the Securities and Exchange Commission ("SEC") by Chevron Corporation ("Chevron" or "the Company"), dated January 3, 2008, which stated Chevron's intention to exclude a shareholder proposal ("the Proposal") submitted on behalf of Mary Ann Pattengale ("Proponent"), a member and supporter of the Physicians Committee for Responsible Medicine ("PCRM"). Ms. Pattengale has named the undersigned as her authorized representative in this matter. Chevron argues that the Proposal should be excluded because it is allegedly substantially similar to another, different shareholder proposal, filed in 2005 by a different proponent. The Proponent disagrees with this contention and respectfully requests that the Staff deny Chevron's request for a "no action" response.

SUMMARY

The Proposal now at issue, like the two predecessor proposals included in the 2006 and 2007 proxy materials, seeks the adoption of a general animal welfare policy. In contrast, the proposal included in the 2005 proxy materials focused on two requests: the adoption of specific alternatives to a distinct set of animal tests in order to proactively reduce the use of animals in testing and a petition to the relevant agencies for approval of those tests. Thus, the economic, policy and managerial ramifications of adopting each of the two types of proposals would be vastly different. Consequently, the Proponent finds it both curious and disingenuous that Chevron now claims, for the first time, that these proposals are substantially the same.

Proponent is mindful of the policy considerations underlying Rule 14a-8(i)(12) and supports the notion that once a shareholder has had a fair opportunity to have an issue considered, voted upon and, ultimately, rejected (as measured by the percentage standards in the Rule), she or he should not be allowed to saddle the company with the continued expense of including substantially similar proposals in subsequent proxy materials. Nevertheless, whether the proposals are substantially similar should depend in part on the type of business and its respective industry. Every business operates differently, such that shareholder proposals should be considered in the context of the industry and the specific business to which the proposal is made. Proposals addressing a similar broad issue could have significantly different impacts when adopted by different businesses and industries. For example, a pharmaceutical company and its use of animal testing might be affected in ways very different from an oil and gas company, the latter not being in the business of drug development nor under mandate to perform any such tests on animals. Since SEC Staff have previously viewed proposals based on information specific to companies in particular industries, the Staff should do the same here and consider the Proposal in light of the specific application to Chevron.

I. <u>SEC Decisions Clarifying the "Substantially the Same" Standard Require Inclusion of the Proposal.</u>

Under the Securities and Exchange Act of 1934 (hereinafter "the Act"), Rule 14a-8(i)(12) permits a company to request the SEC's advice on the exclusion of a proposal that addresses "substantially the same subject matter" as a prior proposal that has been submitted within the past 5 years and has not reached a threshold percent of votes. 17 C.F.R. § 240.14a-8 (2007). Since issuing its 1983 policy statement on the Act and its accompanying regulations, see *Exchange Act Release No. 34-20091* (Aug. 16, 1983) (hereinafter "the Release"), the SEC has repeatedly denied company requests to interpret proposals in contention as substantially the same where the substantive concerns were not similar. The Release affirmed the SEC's policy of determining whether or not resubmissions deal with substantially the same subject matter by "focusing on substantive concerns addressed in a series of proposals." In part, the Release noted that this would avoid "an improperly broad interpretation of the new rule." Throughout the course of its responses to requests for no action determinations, the Staff has clarified the boundaries for this standard. More importantly, the case-by-case determinations in this informal decision-making process allow the SEC Staff to review proposals with an eye to ensure that the Act is followed and upheld.

A. <u>Similar subject areas are not substantially the same subject matter.</u>

Shortly after the Release, the SEC denied company requests for no action letters by noting that proposals covering similar subjects were not necessarily substantially the same subject matter. From SEC no action letter responses, it is clear that the SEC differentiates between proposals that address the same broad issues and are not substantially the same subject matter from those resubmissions of substantially identical proposals. See *Emerson Electric Company* (available Nov. 21, 1984) (Staff did not concur with the company that two proposals were substantially the same where one requested information on foreign military sales and the other sought adoption of criteria for accepting military contracts); *V.F. Corporation* (available Feb. 19, 1987) (Staff did not concur that proposals focused on equal opportunity employment principles were substantially the same where one dealt with the creation of a committee to review the company's existing operations in light of these principles and the other requested their implementation); *Dresser Industries, Incorporated* (available Jan. 25, 1984) (Staff did not concur that a proposal requesting adoption of the Sullivan Principles, which targeted company funding activities in light of political concerns in South Africa, was the same as an earlier proposal requesting reports on company activities in South Africa); *E.I. du Pont de Nemours and Company* (available Jan. 25, 1984) (Staff did not concur that proposals addressing company contributions were substantially similar where one requested advanced shareholder approval of contributions greater than $10,000 to alma maters of upper management and the other prohibited contributions to schools or organizations engaged in specific activities); *Wells Fargo & Company* (available Feb. 8, 1984) (Staff did not concur that a proposal requesting information on and attention to the international debt crisis and how decisions to lend in developing countries, including Chile, were affected by social, economic, political and human rights was substantially the same as earlier proposals dealing with the effect of lending activities on human rights in Chile).

If one were to exchange the notion of "animal welfare" with "employee benefits" or "director's responsibilities" it would be easy to see that many different issues can be contemplated within one broad subject area. Here, the Proposal requests that the Company adopt and post on-line an Animal Welfare Policy to demonstrate the Company's commitment to reducing, refining and replacing (the "3 R's") its use of animals in research. The broad issue of animal welfare may be addressed in many ways. The on-line publication of an Animal Welfare Policy represents just one tiny subsection of Animal Welfare and is categorically different from the 2005 proposal requesting the replacement of five specific animal tests for non-animal tests.

B. <u>Proposals that address the same broad issue do not satisfy the substantially the same standard when different courses of action are requested.</u>

The Staff continued interpreting the substantially the same subject matter standard, such that by the time of *Bristol-Myers Squibb Co.* (available March 7, 1991), the Staff gave significant weight to the specific action requested of the company. In *Bristol-Meyers Squibb Co.*, the Division Staff noted that "while the four proposals concern the same broad issue (i.e. use of live animals in product development and testing), the present proposal recommends . . . a very active and defined course of action . . . [while] [t]he previous proposals asked only that the Company take a passive course of action." The instant case essentially mirrors *Bristol-Myers Squibb Co.* in that the Proposal merely requests passive action from Chevron, to supply information to the shareholders and the public through on-line publication of its commitment to animal welfare, while the 2005 proposal requested the specific actions of replacing particular animal tests with non-animal tests and petitioning the regulatory agencies to permit these replacements. The Staff position in *General Electric Co.* (available Feb. 4, 1988) similarly supports this conclusion. The proposals in *General Electric* both dealt with the broad issue of reactor safety, but the Staff did not find them to be substantially the same. The Staff differentiated between one proposal, which would provide assistance to safely retire old reactors, and the other, which sought information on quality assurance *and* safety of reactors.

As Chevron should well be aware, the Staff further elaborated upon its position on Rule 14a-8(i)(12) in *Chevron* (available Feb. 29, 2000) by acknowledging that while the "prior two proposals concerned substantially the same subject matter, the company's oil and gas drilling operations in the Artic National Wildlife Refuge [("ANWR")], the present proposal requests an environmental impact study on the results of such operations rather than an immediate cessation." The proposals at issue in *Chevron* both addressed the same broad issue of oil and drilling operations in ANWR. Similarly the proposals here at issue address the same broad issue of animal testing. Like in *Chevron*, where the Staff differentiated the proposals based on the requested action from the company, the Staff similarly should differentiate the proposals here at issue based on the two different requests for action: active cessation of five animal tests compared to passive supply of on-line information. Case after case reveals that the SEC places significant weight on the requested action in its determination of whether proposals addressing the same broad issue satisfy the substantially the same subject matter standard. Here, there is no question that the Staff can, and should, differentiate between the two sets of proposals as not being substantially the same.

C. The *Barr Pharmaceuticals, Inc.* decision does not apply to this situation.

Barr Pharmaceuticals, Inc. (available Sept. 25, 2006) was a departure from earlier Staff conclusions and therefore should not apply to the case at hand. In *Barr Pharmaceuticals, Inc.* (hereinafter "*Barr*"), the company argued that both proposals recommended an active and defined course of action as related to the animal welfare policy, thus addressing the same substantive concerns. The Staff responded by not recommending enforcement if the company omitted the proposal. However, the Staff did not define which part or parts of the company's argument it agreed with, but instead dismissively responded that there "appears to be some basis for [the] view that Barr Pharmaceuticals may exclude the proposal under rule 14a-8(i)(12)(i)." Therefore, the decision provides no guidance here. Moreover, in light of administrative law and the informal decision-making that these no action letters quintessentially represent, the Staff is directed to review each case individually because of the "'addressee-only' limitation on its advice in most letters." Donna M. Nagy, *Judicial Reliance on Regulatory Interpretations in SEC No-Action Letters: Current Problems and a Proposed Framework*, 83 CORNELL. L. REV. 921, 942 (1998) ("In general, only the party or parties requesting a no-action or interpretive position may rely on a no-action or interpretive letter, and they may rely on the position with regard only to the specific facts addressed in the letter." (citing *Exchange Act Release No.* 7407 (Apr. 2, 1997)). Furthermore, following the end of every no action letter, the Division inserts a notice on the nature of the "Informal Procedures Regarding Shareholder Proposals," demonstrating that such letters merely constitute informal advice and suggestions, not binding precedent. Thus, *Barr* is neither definitive nor binding and the Staff is thereby required under traditional notions of administrative law to review the case at hand independently from prior decisions.

II. Chevron Cannot Rely on the Standards Articulated in Rule 14a-8(i)(12) to Exclude the Proposal from the 2008 Proxy Materials.

The Proposal cannot be excluded from the 2008 proxy materials because it is not substantially the same as the 2005 proposal and has not missed the requisite voting threshold. In order to determine if the substantially the same standard is met, the Staff must review the language of the Proposal to discern the distinct issues presented, rather than presume it shares the same substantive concerns as the 2005 proposal. Additionally, the most recent submission in 2007 garnered the requisite percentage of shareholder votes. For these reasons, Rule 14a-8(i)(12) does not permit the Proposal to be excluded from the 2008 proxy materials.

A. The 2008 Proposal is not substantially the same as the 2005 proposal.

Proponent recognizes that under Rule 14a-8(i)(12) judgments are to be "based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns." *Exchange Act Release No. 34-20091* (Aug. 16, 1983). While the Staff is not constrained by prior decisions, it is required to comply with the Act and the Release. Any determinations rendering all topics and actions relating to animal research as effectively the same widen the scope of "substantive concerns" beyond the reasonable interpretation of the 1983 amendment. For the Division to re-affirm this bewilderingly broad brush stroke would perpetuate the error of ignoring the complexity, variability and manifold implications (both economic and otherwise) of the distinct issues raised by the different proposals. The Staff must abide by the substantially similar standard through a focused analysis of the proposals' language to discern their different substantive concerns. Each proposal reviewed should be considered under the totality of the circumstances, such that no one proposal should be governed by decisions directed at another industry, let alone a decision directed at another company.

B. The 2008 Proposal satisfies the voter threshold requirement under Rule 14a-8(i)(12).

As discussed above, 2008 reflects the third consecutive year that Proponent has submitted a proposal requesting that the Company adopt and post on-line an Animal Welfare Policy. When this proposal was included in the 2007 proxy materials, 7.3% of the shareholders cast their vote affirmatively, significantly more than the requisite minimum 6% of the vote required for a resubmission. Because Rule 14a-8(i)(12)'s voter threshold requirement has been satisfied, Chevron cannot exclude the Proposal from the 2008 proxy materials.

III. Investor Trends and Chevron's Commitment to Social Responsibility Support the Inclusion of the Proposal in the 2008 Proxy Materials.

While completing its analysis of the Proposal under Rule 14a-8(i)(12), the Staff should be mindful that the Company's commitment to corporate accountability and its shareholders would benefit from inclusion of the Proposal in the 2008 proxy materials. The Staff should consider the nature of the Company and the possible effects on the shareholders when those who seek to be engaged in the Company's business are precluded from engaging in a corporate dialogue over issues of social concern. Recent investor trends indicate an increasing awareness of animal welfare issues and growing support that should Chevron live up to its superior commitment to social and corporate responsibility. For these reasons, Chevron should include the Proposal to allow the shareholders to vote for an Animal Welfare Policy at the 2008 annual meeting.

A. Pressing shareholder concern for socially responsible investments requires a commitment to a corporate dialogue on the Proposal.

The upward trend of affirmative shareholder votes on animal welfare issues (3% in 2005, 6.4% in 2006, and 7.3% in 2007) represents a growing shareholder concern and, not surprisingly, correlates with the increased public awareness and debate of animal welfare issues. The importance of this issue can be seen at the federal level by the passage of the Interagency Coordinating Committee on the Validation of Alternative Methods ("ICCVAM") Authorization Act of 2000, 42 U.S.C. § 2851-3 (2008), which established a permanent interagency committee, composed of representatives from 15 federal regulatory and research agencies, directed to refine, reduce, or replace animal use.[1] At the state level, New Jersey and California have both passed laws prohibiting product tests on animals when a federally approved alternative exists. With a significant portion of the population already voting on and addressing these issues, it is clear that the "writing is on the wall." Moreover, socially responsible investing has been on the rise for the last 20 years. With choices to be made, investors increasingly base decisions on their ethical and/or religious values. Not only will a company's decision to adhere to and/or articulate its policy on the issue of animal welfare have a personal impact on its current shareholders, but it will indubitably affect the value of a company's stock and its position in the global marketplace.

Yet, it is curious, in light of the increased public attention of animal welfare and the documented growth of shareholder concern, that Chevron would choose now, its third year of receiving substantially the same proposal, to challenge the Proposal's presence on the proxy. Why has it not done so in the past? The Proposal for an Animal Welfare Policy has garnered increasing shareholder approval from its two earlier inclusions. In 2006, it received shareholder votes representing over 87 million shares, and in 2007 it received over 94 million shares. This issue must be presented to Chevron's shareholders, as there is no doubt the trend will continue to escalate in 2008. Turning a blind eye to prevalent social trends and growing public awareness does not "earn the admiration of all [its] stakeholders . . . for the goals . . . [and] how [it] achieve[s] them." See Chevron, *The Chevron Way*, http://www.chevron.com/about/chevronway/ (hereinafter "*The Chevron Way*"). Instead, failing to engage its shareholders is a great disservice to a company committed to "socially responsible and ethical" values. See "*The Chevron Way*". As a company with "superior capabilities and commitment," Chevron should include the Proposal in its 2008 proxy materials. See "*The Chevron Way.*"

B. Corporate accountability and Chevron's commitment to the highest standards reinforce the inclusion of the Proposal in the 2008 proxy materials.

The Staff should also take into consideration the nature of the business here at issue, which is a part of the oil and gas industry. While proposals for animal testing prohibitions in a pharmaceutical industry may yield the same results despite asking for separate courses of action, this is not the case for Chevron. Not only does "Chevron do [ ] no in-house animal testing of mammals," but the animal testing is "primarily limited to a small number . . . per year." CHEVRON CORPORATION, NOTICE OF THE 2007 ANNUAL MEETING AND THE 2007 PROXY STATEMENT 53 (2007) (hereinafter "*2007 Proxy Statement*"). While an animal welfare policy in

[1] ICCVAM must accomplish this mandate by conducting technical evaluations of new, revised and alternative test methods with regulatory applicability, and by promoting the scientific validation and regulatory acceptance of test methods that more accurately assess the safety and hazards of chemicals and products.

a pharmaceutical company may yield far-reaching effects in every aspect of the business, Chevron has asserted that it engages in limited animal testing, all of which is off-site. This small scale testing is unlikely to result in a comprehensive rippling effect throughout all of Chevron, unlike the possibility that could result in a company that completes all animal-testing in-house for virtually all of its products. Chevron essentially concedes in its 2007 Board recommendation against the proposal that it is committed to an animal welfare policy through its "support [of] scientific efforts and research to refine, reduce or replace the need for laboratory animals" and assurances that its use of research animals who are "healthy and well cared for." See *2007 Proxy Statement*.

With this commitment to "confirm the integrity of testing procedures and the welfare of the research animals," see *2007 Proxy Statement*, Chevron should maintain its corporate accountability by allowing shareholders to review this commitment, as an issue of social importance, as it allowed the shareholders to review the 2005, 2006 and 2007 proposals. Moreover, exclusion of the Proposal offends the shareholders by underestimating both their abilities and desires to discern or respond to material and substantive differences in proposals. As issues of animal welfare are increasingly debated in the public arena--nationally and internationally--the shareholders ought not to be disenfranchised of this choice by a generic treatment of animal welfare proposals, which in substantive terms are materially different.

For the above reasons, pursuant to Rule 14a-8(i)(12), 17 C.F.R. § 240.14a-8 (2007), we respectfully request the Staff to deny Chevron's request for no enforcement action in the event of the exclusion of the Proposal.

Very truly yours,

Daniel Kinburn

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 29, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chevron Corporation
Incoming letter dated January 3, 2008

The proposal would have the board adopt and post an animal welfare policy addressing Chevron's commitment to (a) reducing, refining and replacing its use of animals in research and testing, and (b) providing for the social and behavioral needs of animals used in research and testing by Chevron and its independently retained laboratories.

There appears to be some basis for your view that Chevron may exclude the proposal under rule 14a-8(i)(12)(iii). Accordingly, we will not recommend enforcement action to the Commission if Chevron omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,

Craig Slivka
Attorney-Adviser

END